UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. 2)

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Filed by a Party other than the Registrant ☒

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☒	Preliminary Proxy Statement

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☐	Definitive Proxy Statement

☐	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

ROCKWELL MEDICAL, INC.
(Name of Registrant as Specified in Its Charter)

Richmond Brothers, Inc.

RBI Private Investment I, LLC

RBI Private Investment II, LLC

RBI PI Manager, LLC

Richmond Brothers 401(k) Profit Sharing Plan

David S. Richmond

Matthew J. Curfman

Norman J. Ravich Irrevocable Trust

Norman and Sally Ravich Family Trust

Alexander Coleman Ravich 1991 Irrevocable Trust

Alyssa Danielle Ravich 1991 Irrevocable Trust

Mark H. Ravich

(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

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PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2017

RICHMOND BROTHERS, INC. AND MARK H. RAVICH

___________________, 2017

Dear Fellow Rockwell Shareholder:

Richmond Brothers, Inc., Mark H. Ravich and the other participants in this solicitation (collectively, “Richmond Brothers” or “we”) are the beneficial owners of an aggregate of 6,147,006 shares of common stock, no par value per share (the “Common Stock”), of Rockwell Medical, Inc., a Michigan corporation (“Rockwell” or the “Company”), representing approximately 11.8% of the outstanding shares of Common Stock. For the reasons set forth in the attached Proxy Statement, we believe meaningful changes to the composition of the Board of Directors of the Company (the “Board”) are necessary in order to ensure that the Company is being run in a manner consistent with your best interests. We are seeking your support for the election of our nominee at the annual meeting of shareholders scheduled to be held at [_________], on [________], 2017 at [_:__ _.m., local time] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”). We are seeking representation on the Board because we believe that the Board will benefit from the addition of a direct shareholder representative committed to good corporate governance practices and an objective of enhancing value for the benefit of all Rockwell shareholders. The individual that we have nominated is highly-qualified, capable and ready to serve the shareholders of Rockwell.

Our interests are fully aligned with the interests of all Rockwell shareholders. We believe that there is significant value to be realized at Rockwell. However, we are concerned that the Board is not taking the appropriate actions to address the Company’s continuing underperformance. Given the Company’s financial and stock price underperformance under the oversight of the current Board, we strongly believe that the Board must be reconstituted to ensure that the interests of the shareholders, the true owners of Rockwell, are appropriately represented in the boardroom, and that the Board takes the necessary steps to help the Company’s shareholders realize maximum value for their investment. The Company has a classified Board, which is currently divided into three (3) classes. The term of one (1) Class II director expires at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our nominee in opposition to the Company’s director nominee for the class with terms ending in 2020. Your vote to elect our nominee will have the legal effect of replacing one (1) incumbent director with our nominee. If elected, our nominee will constitute a minority on the Board and there can be no guarantee that our nominee will be able to implement the actions that he believes are necessary to unlock shareholder value.

We urge you to carefully consider the information contained in the attached Proxy Statement and then support our efforts by signing, dating and returning the enclosed BLUE proxy card today. The attached Proxy Statement and the enclosed BLUE proxy card are first being furnished to the shareholders on or about ____________, 2017.

If you have already voted for the incumbent management slate, you have every right to change your vote by signing, dating and returning a later dated BLUE proxy card or by voting in person at the Annual Meeting.

Please be advised that, as explained in the attached Proxy Statement, Rockwell has filed a lawsuit against Richmond Brothers alleging certain violations of the Securities Exchange Act of 1934, as amended, and the rules promulgated thereunder. Although we believe these allegations are meritless, part of Rockwell’s requested relief is that we could be enjoined from voting shares of Common Stock or soliciting proxies at the Annual Meeting depending on the court’s ruling. Please be advised that, depending on the outcome of the litigation, there is a risk that shares represented by a BLUE proxy card may not be voted or counted at the Annual Meeting.

If you have any questions or require any assistance with your vote, please contact Saratoga Proxy Consulting LLC, which is assisting us, at its address and toll-free numbers listed below.

Thank you for your support,

/s/ David S. Richmond and Mark. H. Ravich

Richmond Brothers, Inc. and Mark H. Ravich

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Richmond Brothers’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2017

2017 ANNUAL MEETING OF SHAREHOLDERS
OF
ROCKWELL MEDICAL, INC.

_________________________

PROXY STATEMENT
OF
RICHMOND BROTHERS, INC. AND MARK H. RAVICH

_________________________

PLEASE SIGN, DATE AND MAIL THE ENCLOSED BLUE PROXY CARD TODAY

Richmond Brothers, Inc. (“RB Inc.), RBI Private Investment I, LLC (“RBI PI”), RBI Private Investment II, LLC (“RBI PII”), RBI PI Manager, LLC (“RBI Manager”), Richmond Brothers 401(k) Profit Sharing Plan (“RBI Plan”), David S. Richmond, Matthew J. Curfman, Norman J. Ravich Irrevocable Trust (“NJR Trust”), Norman and Sally Ravich Family Trust (“NSR Trust”), Alexander Coleman Ravich 1991 Irrevocable Trust (“ACR Trust”), Alyssa Danielle Ravich 1991 Irrevocable Trust (“ADR Trust”) and Mark H. Ravich (collectively, “Richmond Brothers” or “we”) are significant shareholders of Rockwell Medical, Inc., a Michigan corporation (“Rockwell” or the “Company”), who collectively beneficially own an aggregate of 6,147,006 shares of common stock, no par value per share (the “Common Stock”), of the Company, representing approximately 11.8% of the outstanding shares of Common Stock. We believe that the Board of Directors of the Company (the “Board”) must be meaningfully reconstituted to ensure that the Board takes the necessary steps for the Company’s shareholders to realize the maximum value of their investments. We have nominated a director candidate who is fully committed to representing the best interests of shareholders and exploring all opportunities to unlock shareholder value. We are seeking your support at the annual meeting of shareholders scheduled to be held at [_________], on [________], 2017 at [_:__ _.m., local time] (including any adjournments or postponements thereof and any meeting which may be called in lieu thereof, the “Annual Meeting”), for the following:

1.

To elect Richmond Brothers’ director nominee, Mark H. Ravich (the “Nominee”), to the Board as a Class II director to serve until the 2020 annual meeting of shareholders and until his successor is duly elected and qualified;

2.	To hold a non-binding advisory vote on the compensation of the Company’s named executive officers;
3.	To hold a non-binding advisory vote on the frequency of shareholder advisory votes on the compensation of the named executive officers;
4.	To hold a vote on the approval of the Company’s 2017 Long Term Incentive Plan (the “2017 LTIP”);
5.	To ratify the selection of Plante & Moran, PLLC as the Company’s independent registered public accounting firm for 2017; and
6.	To transact such other business as may properly come before the Annual Meeting.

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The participants in this solicitation intend to vote the shares over which they exercise voting discretion1 FOR the election of the Nominee, AGAINST the approval of the advisory vote on the compensation of the Company’s named executive officers, ONE YEAR with respect to the advisory vote on the frequency of shareholder advisory votes on the compensation of the named executive officers, AGAINST the approval of the 2017 LTIP, and FOR the ratification of the selection of Plante & Moran, PLLC as the independent registered public accounting firm of the Company for the 2017 fiscal year, as described herein.

As of the date hereof, the participants in this solicitation collectively beneficially own 6,146,846 shares of Common Stock (the “Richmond Brothers Group Shares”). We intend to vote1 such shares FOR the election of the Nominee, AGAINST the approval of the advisory vote on the compensation of the Company’s named executive officers, ONE YEAR with respect to the advisory vote on the frequency of shareholder advisory votes on the compensation of the named executive officers, AGAINST the approval of the 2017 LTIP, and FOR the ratification of the selection of Plante & Moran, PLLC as the independent registered public accounting firm of the Company for the 2017 fiscal year, as described herein.

The Company has set the close of business on [_______ __], 2017 as the record date for determining shareholders entitled to notice of and to vote at the Annual Meeting (the “Record Date”). The mailing address of the principal executive offices of the Company is 30142 Wixom Road, Wixom, Michigan 48393. Shareholders of record at the close of business on the Record Date will be entitled to vote at the Annual Meeting. According to the Company, as of the Record Date, there were 52,057,711 shares of Common Stock outstanding.

THIS SOLICITATION IS BEING MADE BY RICHMOND BROTHERS AND NOT ON BEHALF OF THE BOARD OR MANAGEMENT OF THE COMPANY. WE ARE NOT AWARE OF ANY OTHER MATTERS TO BE BROUGHT BEFORE THE ANNUAL MEETING OTHER THAN AS SET FORTH IN THIS PROXY STATEMENT. SHOULD OTHER MATTERS, WHICH RICHMOND BROTHERS IS NOT AWARE OF A REASONABLE TIME BEFORE THIS SOLICITATION, BE BROUGHT BEFORE THE ANNUAL MEETING, THE PERSONS NAMED AS PROXIES IN THE ENCLOSED BLUE PROXY CARD WILL VOTE ON SUCH MATTERS IN THEIR DISCRETION.

RICHMOND BROTHERS URGES YOU TO SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE.

IF YOU HAVE ALREADY SENT A PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN THIS PROXY STATEMENT BY SIGNING, DATING AND RETURNING THE ENCLOSED BLUE PROXY CARD. THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting—This Proxy Statement and our BLUE proxy card are available at [http://www._______]
______________________________

1 The participants technically do not have the power to vote the shares held in the Separately Managed Accounts (as defined below) because RB Inc. does not vote proxies for its clients; however, if RB Inc. recommends that shares be voted in a particular way, it is generally understood that its clients would follow the recommendation.

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IMPORTANT

Your vote is important, no matter how few shares of Common Stock you own. Richmond Brothers urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominee and in accordance with Richmond Brothers’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Common Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Richmond Brothers, c/o Saratoga Proxy Consulting LLC (“Saratoga”), in the enclosed postage-paid envelope today.
•

If your shares of Common Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Common Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, if you wish to vote, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Common Stock on your behalf without your instructions.

•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominee only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Richmond Brothers’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

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Background to the Solicitation

The following is a chronology of events leading up to this proxy solicitation:

•	The members of Richmond Brothers are long-term shareholders of Rockwell, some of whom initially invested in the Company approximately 15 years ago.
•	Beginning in early 2016, Mark H. Ravich had discussions with David S. Richmond, Chris Paxos, Jay F. Joliat, David Hagelstein and a now-deceased shareholder, among others, regarding the performance of the Company and its issues. Mr. Ravich asked the other shareholders to join with him in corresponding with the Company, and thereafter sent several letters and emails expressing their common concerns to the Company’s Chairman and CEO, Robert L. Chioini. Such parties were like-minded shareholders who shared certain concerns and had suggestions for Mr. Chioini to consider in his capacity as the Company’s CEO. Collective communications began on February 4, 2016 and ceased March 4, 2016.
•	On March 14 and 16, 2016, Mr. Richmond sent Mr. Chioini email correspondence regarding Mr. Chioini’s invitation to meet individually with Mr. Richmond at the Company’s headquarters.
•	In late March 2016, Mr. Richmond met with Mr. Chioini at the Company’s headquarters.
•	In April 2016, Mr. Richmond individually sent several communications to Mr. Chioini regarding his ongoing concerns and suggestions for the Company, including that the Company consider adding an independent director to the Board.
•	In June 2016, the Company held its 2016 annual meeting of shareholders (the “2016 Annual Meeting”) without any of the members of Richmond Brothers attempting to influence the voting or withholding of proxies.
•	On June 23, 2016, the Company filed a Form 8-K disclosing that, effective June 22, 2016, the size of the Board was increased to five members and Dr. Robin L. Smith was appointed as a director of the Company. The Company did not disclose which class of directors Dr. Smith was appointed to.
•	On September 19, 2016, Mr. Richmond emailed Mr. Chioini seeking to arrange a meeting. Mr. Richmond followed up on September 22, 2016 reiterating his request for a meeting.
•	On October 3, 2016, Mr. Richmond received a response from Mr. Chioini indicating that a meeting was not appropriate at this time. Mr. Richmond responded on the same day expressing his disappointment that the Company would ignore its largest shareholder and reiterated that he would like to meet with management to understand the Company’s vision for the future.
•	On February 20, 2017, certain members of Richmond Brothers entered into a Group Agreement (the “Group Agreement”) pursuant to which such parties agreed, among other things, to (i) engage in discussions with the Company regarding means to enhance shareholder value and the corporate governance of the Company, (ii) take all other action necessary to achieve the foregoing and (iii) take any other actions the group determines to undertake in connection with their respective investments in the Company.
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•	On February 21, 2017, Richmond Brothers filed a Schedule 13D with the Securities and Exchange Commission (the “SEC”) disclosing beneficial ownership in approximately 11.9% of the Company’s outstanding shares of Common Stock. In the Schedule 13D, Richmond Brothers disclosed its intention to engage in discussions with the Company’s management team, the Board, shareholders of the Company and other interested parties regarding the Company’s capital allocation, corporate governance (including Board composition), operations, strategic plans and other means to enhance shareholder value.
•	On March 1, 2017, Mr. Ravich, on behalf of himself and the other members of Richmond Brothers, delivered a letter (the “Nomination Letter”) to the Company, in accordance with its Bylaws, nominating Mark H. Ravich and David S. Richmond for election to the Board at the Annual Meeting. In the Nomination Letter, Mr. Ravich stated his belief that the terms of at least one, and as many as two, Class II directors currently serving on the Board expire at the Annual Meeting following the Company’s appointment of Dr. Smith to the Board in June 2016. To the extent that only one seat is up for election at the Annual Meeting, Mr. Ravich stated that he will withdraw one of his nominees.
•

On March 2, 2017, Richmond Brothers issued a press release announcing the delivery of the Nomination Letter. In the press release, Richmond Brothers expressed its belief that the Company’s continuous strategic and execution failures and weak corporate governance have led to years of underperformance. Richmond Brothers noted that the Company has failed to monetize its promising drugs Triferic and Calcitriol and expressed its concerns that the incumbent Board and management team continue to ignore the best interests of shareholders. Richmond Brothers explained that after its efforts to engage in constructive dialogue with the Board and management team were, in Richmond Brothers’ opinion, repeatedly rebuffed, Richmond Brothers felt it was left with no choice other than to nominate candidates for election to the Board. Also on March 2, 2017, Richmond Brothers filed an amendment to its Schedule 13D disclosing the delivery of the Nomination Letter and the issuance of the press release.

•	Also on March 2, 2017, the Company issued a press release announcing that David T. Domzalski has been nominated to the Board and will replace director Kenneth L. Holt, who the Company announced will not be standing for re-election at the Annual Meeting.
•	Also on March 2, 2017, a representative of Rockwell contacted Richmond Brothers’ legal counsel and advised that the Company is prepared to file a lawsuit against Richmond Brothers and others alleging violations of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules promulgated thereunder, if Richmond Brothers proceeded with its nomination.
•	On March 3, 2017, a representative of Rockwell had a discussion with Richmond Brothers’ legal counsel advising that Rockwell is likely to file a lawsuit against Richmond Brothers the following week and thus encouraged Richmond Brothers to abandon its nomination.
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•	Also on March 3, 2017, Richmond Brothers sent a private letter to Mr. Chioini noting its belief that Mr. Domzalski’s nomination was clearly a defensive and reactionary approach to Richmond Brothers’ public involvement at Rockwell. Richmond Brothers reiterated its belief that the Company should be more responsive to shareholder concerns regarding specific governance issues such as executive compensation, the composition of the Board and transparent communications with investors. Richmond Brothers requested an opportunity to discuss its concerns with Mr. Chioini and made clear that it desires to engage constructively with the Board.

•	On March 7, 2017, Mr. Richmond and Mr. Chioini engaged in a telephone conversation. During the conversation, Mr. Chioini informed Mr. Richmond that Rockwell would not initiate litigation against Richmond Brothers if the Nomination Letter is withdrawn and Richmond Brothers agrees not to nominate or otherwise seek to influence management or the Board for at least the next 12 to 24 months.
•	On March 8, 2017, Richmond Brothers responded to Mr. Chioini’s offer by explaining its belief that if the Company initiates litigation against Richmond Brothers, it will reaffirm its belief that Mr. Chioini and the other members of the Board will do whatever it takes to insulate and entrench themselves against the will of the Company’s shareholders - the true owners of the Company. Richmond Brothers called on the Company to run a fair election with no litigation by either side and let the cards fall where they may; however, Richmond Brothers made clear that it will vigorously defend itself if necessary.
•	Also on March 8, 2017, the Company filed suit in the Eastern District of Michigan against, amongst others, Messrs. Ravich and Richmond, alleging violations of Exchange Act Sections 13(d) and (g), 15 U.S.C. §78m, and the rules promulgated thereunder (the “Michigan Action”). The Complaint in the Michigan Action names as defendants the following individuals and entities (collectively, the “Defendants”):
o	David S. Richmond, Matthew J. Curfman, Richmond Brothers, Inc., RBI Private Investment I, LLC, RBI PI Manager, LLC and Richmond Brothers 401(k) Profit Sharing Plan (collectively, the “Richmond Defendants”);
o	Mark H. Ravich, Norman J. Ravich Irrevocable Trust, Norman and Sally Ravich Family Trust, Alexander Coleman Ravich 1991 Irrevocable Trust and Alyssa Danielle Ravich 1991 Irrevocable Trust (collectively, the “Ravich Defendants”);
o	Chris Paxos;
o	Jay F. Joliat; and
o	David Hagelstein.

Specifically, the Complaint states two causes of action (Counts I and III) against all of the Defendants:

o	Count I alleges that the Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose in early 2016 that they had collectively acquired in excess of 5% of the Company’s shares and entered into an agreement to act in concert with respect to their collective holdings; and
o	Count III alleges that the Defendants violated Section 13(d) of the Exchange Act when the Richmond Defendants and Ravich Defendants filed a Schedule 13D in February 2017, because the Schedule 13D does not disclose an alleged group between and among all Defendants.

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In the alternative to Count I, the Complaint contains a separate cause of action (Count II) alleging that the Richmond Defendants and the Ravich Defendants violated Section 13(d) of the Exchange Act by failing to timely disclose that they had collectively acquired in excess of 5% of the Company’s shares and entered into an agreement to act in concert with respect to their collective holdings as of 2016, i.e. at some point earlier than their filing in February 2017.

Finally, in Count IV of the Complaint, the Company alleges that David S. Richmond and Richmond Brothers, Inc. violated Sections 13(d) and (g) of the Exchange Act by filing a false, misleading and incomplete Schedule 13G on May 6, 2016 and October 7, 2016, and by failing to file a Schedule 13D (prior their the February 2017 filing).

•	On March 9, 2017, Richmond Brothers issued a press release responding to the Michigan Action. Richmond Brothers explained its belief that the allegations are baseless and untrue, and that Richmond Brothers believes that the lawsuit epitomizes the current Board and management team’s efforts to entrench themselves.
•	On March 15, 2017, Rockwell reported fourth quarter 2016 and full-year 2016 results.
•	On March 16, 2017, Richmond Brothers issued a press release commenting on the Company’s earnings announcement. Richmond Brothers explained that it remains discouraged by Rockwell’s failure to execute and the continued delay in bringing Triferic to market. Richmond Brothers was further dismayed that shareholders were denied an opportunity to ask questions during the earnings call, reinforcing, in Richmond Brothers’ opinion, the need for increased transparency with investors. Richmond Brothers further stated its belief that the Company’s more transparent update regarding its drug pipeline is a reactive response to Richmond Brothers’ public pressure.
•	On March 17, 2017, Richmond Brothers filed an amendment to its Schedule 13D disclosing the Michigan Action, including attaching a copying of the Complaint. Richmond Brothers further explained that the Company’s allegations are largely based on various communications from the Defendants directed to Mr. Chioini, beginning in February 2016. Richmond Brothers also attached such communications, which were intended to encourage the Company to voluntarily take action to improve its communications with shareholders and better its corporate governance practices, to the amendment to its Schedule 13D. Richmond Brothers further disclosed its belief that the Company should be considering all means to enhance shareholder value, and in furtherance of such, Richmond Brothers intends to communicate with private equity firms and other interested parties regarding means to enhance shareholder value.
•	On March 21, 2017, Richmond Brothers filed a memorandum in opposition to Rockwell’s motion for leave to conduct limited expedited discovery in the Michigan Action.
•	On March 22, 2017, Richmond Brothers issued a press release further commenting on the Michigan Action. Richmond Brothers reiterated its belief that it did not violate any securities laws and strongly disputed the allegations the Company makes in its lawsuit. Richmond Brothers explained its belief that the lawsuit is nothing more than an attempt by Rockwell to create a sideshow and distract attention away from the real issues at hand, including the disappointing performance, management inexperience, lack of successful execution and subpar corporate governance that have persisted under Mr. Chioini’s leadership.
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•	On March 23, 2017, Richmond Brothers filed an amendment to its Schedule 13D disclosing that, on March 21, 2017, RBI PII entered into a Joinder Agreement (the “Joinder Agreement”) to the Group Agreement, pursuant to which it agreed to be bound by the terms and conditions set forth therein.
•	On March 24, 2017, Magistrate Judge Mona K. Majzoub issued a ruling in the United States District Court in the Eastern District of Michigan denying the Company’s motion for leave to conduct limited expedited discovery. The Company has filed an objection to the ruling.
•	On April 3, 2017, the Company filed its preliminary proxy statement in connection with the Annual Meeting, in which it announced certain changes to its corporate governance practices in apparent response to Richmond Brothers’ public involvement.
•	On April 5, 2017, Rockwell dismissed Mr. Hagelstein from the Michigan Action.
•	Also on April 5, 2017, Richmond Brothers filed its preliminary proxy statement in connection with the Annual Meeting.
•	On April 6, 2017, Richmond Brothers issued a press release announcing the filing of its preliminary proxy statement and expressing its belief that the recently announced changes to Rockwell’s corporate governance practices appear to be in response to Richmond Brothers’ public involvement with the Company. Richmond Brothers also criticized the proposed 2017 LTIP that included an “evergreen” provision that would enable Rockwell to potentially issue over 29 million shares of Common Stock under the 2017 LTIP (without additional shareholder approval) during its 10-year life, if not more, which amounts to approximately 56% of the Company’s currently outstanding shares. Richmond Brothers made clear its belief that this would represent a completely unacceptable level of potential dilution for shareholders.
•	On April 7, 2017, Richmond Brothers sent an update to its clients regarding its efforts with respect to Rockwell and providing an update on the Michigan Action.
•	On April 10, 2017, Rockwell dismissed Mr. Paxos from the Michigan Action.
•	On April 17, 2017, the Company filed a revised preliminary proxy statement that removed the “evergreen” provision from the 2017 LTIP, apparently in response to Richmond Brothers’ public criticism of the plan.

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REASONS FOR THE SOLICITATION

WE BELIEVE THAT SIGNIFICANT IMPROVEMENT TO
ROCKWELL’S BOARD IS NEEDED NOW

As long-time shareholders of the Company, the members of Richmond Brothers have conducted extensive due diligence on the Company. In doing so, we have carefully analyzed the Company’s operating and financial performance, its corporate governance, and the competitive landscape in the biopharmaceutical industry in which it operates. We have also attempted to engage in a meaningful dialogue with the Board and management team – including multiple attempts over several years – to discuss our concerns and the opportunities that we believe are available to create value for the benefit of all shareholders.

We believe that our knowledge of the Company’s business has given us a solid foundation for analyzing the Company’s strategic initiatives and the incumbent Board and management team’s ability to execute on these strategies, the degree to which the Company exhibits – or does not exhibit – good corporate governance, and the value-enhancing opportunities available to the Company. Unfortunately, the Company’s Board has, in our view, overseen a lengthy period of poor stock price performance, poor execution, a failure to drive shareholder value creation and terrible corporate governance.

After our efforts to engage in constructive dialogue with the Board and management team were repeatedly rebuffed, we felt we were left with no choice other than to nominate an independent candidate for election to the Board, who we believe will be a strong voice in support of improved corporate governance, communication with shareholders and drive for increased shareholder value.

We Are Concerned with the Company’s Stock Price Underperformance

We believe shareholders should be seriously concerned with the Company’s poor stock price performance. As shown in the chart below, the Company has delivered negative returns – and has significantly underperformed the NASDAQ Biotechnology Index (INDEXNASDAQ: NBI) (the “NBI Index”) – over the past one, three, five and ten-year periods.2

Total Shareholder Return

	1-Year	3-Year	5-Year	10-Year
RMTI	-24.2%	-52.5%	-38.6%	-21.8%
NBI Index	12.5%	12.4%	151.2%	293.2%
RMTI Underperformance	-36.7%	-64.9%	-189.8%	-315%
Source: Bloomberg

We believe that the Company’s poor stock price performance stems from numerous problems that have dogged the Company under the Board’s oversight and under the leadership of Chairman and CEO Robert Chioini, including a failure to execute against key strategic initiatives, a failure to monetize the Company’s promising drug pipeline, a reluctance to communicate openly with shareholders and abysmal corporate governance – including excessive executive compensation practices. These shortcomings, we believe, have contributed to the Company’s total shareholder return lagging the NBI Index by approximately 315% over the past 10 years.

2 Reflects total returns for the trailing 1-, 3-, 5-, and 10-year periods through February 20, 2017 (the day prior to Richmond Brothers’ public involvement with respect to the Company).

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It is evident to us that the significant destruction of shareholder value that has persisted over the near and long term under the leadership of the incumbent Board warrants change in the boardroom.

We Are Concerned with the Company’s Poor Corporate Governance Practices and Limitations of Shareholder Rights

We believe that the Company’s poor corporate governance has severely limited the ability of shareholders to seek effective and meaningful change at the Company. The Board is classified into three separate classes, meaning its directors are only subject to re-election by shareholders once every three years. We believe that the ability of shareholders to select directors each year is an important check on the performance of the Board and is essential to allow shareholder input on the trajectory of the Company and ensuring the best individuals are on the Board to oversee their investment. It is our view that the Board’s current classified structure hinders shareholders’ ability to regularly and effectively evaluate directors’ performances and both insulates and entrenches the incumbent directors.

Other corporate governance provisions that are problematic, in our view, include the fact that the Company requires action by written consent to be unanimous unless the proposed action is pre-approved by the Board, and the fact that the Company permits shareholders to call special meetings only upon the request of a majority of the outstanding shares. These provisions severely hamper the ability of shareholders to seek effective change between annual meetings. We believe it is contrary to good corporate governance practices for the Board to utilize Rockwell’s corporate machinery to insulate itself from the Company’s shareholders. Others have taken notice as well – for at least the past two years, leading proxy advisory firm Institutional Shareholder Services Inc. (“ISS”) has assigned Rockwell its worst rating for corporate governance.3

We believe that the long tenure of many of the Company’s directors demonstrates the degree to which the current Board is entrenched. Of the Company’s five current directors, three have been on the Board for 17 years and a fourth has been a member for more than 11 years.4 From the foregoing, we believe it is apparent that the current Board has not proactively and continuously added new talent to the Board (or addressed other corporate governance shortcomings) absent shareholder intervention. Indeed, we believe that recent announcements such as naming a Lead Independent Director, nominating a new Board member, forming a Governance and Nominating Committee and implementing a majority voting policy are purely reactive actions by the Company based on wanting to win a proxy contest, rather than an altruistic desire to make much-needed improvements at the Company. Given that Rockwell failed to take any meaningful action to improve its corporate governance practices after ISS recommended a WITHHOLD vote with respect to Rockwell’s directors standing for reelection at its past two annual meetings, we are led to believe that when left to its own devices, the Company is not interested in making proactive change absent a looming proxy contest. Simply put, we do not believe that the Company would have implemented its recent corporate governance enhancements without our involvement.

3 As of April 4, 2017, the Company maintained an ISS QualityScore of 10, the worst possible score on a scale of 1 to 10, indicating the highest governance risks, and had similarly been assigned a score of 10 by ISS in its benchmark reports for the Company’s past two annual meetings.

4 Richmond Brothers acknowledges that following the Annual Meeting, two directors will have served on the Board for 17 years and a third will have been a member for more than 11 years as a result of Mr. Holt not standing for reelection at the Annual Meeting.

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We are also concerned with Mr. Chioini’s dual position as Chairman and CEO of the Company, which we believe is a factor in the Board’s ineffective oversight of the Company. Separating the roles of Chairman and CEO is broadly considered a corporate governance best practice as it promotes oversight of risk, curbs conflicts of interests and more effectively manages the relationship between the Board and management. Conversely, combining the Chairman and CEO roles is largely considered by governance experts and commentators to be a governance flaw because of the undue concentration of control and the inherent conflicts.

We Are Concerned with the Company’s Executive Compensation Practices

We believe that the Company has exhibited egregious executive compensation practices, which – in our view – reward potential (and the passage of time) rather than actual results. Chairman and CEO Chioini’s compensation is significantly above industry standards and he has been granted excessive short-dated stock options – taking advantage of the low stock price we believe he helped create – despite the Company’s poor performance.

While public shareholders were significantly diluted by what we believe is appropriately described as the Company’s “botched” financing in 2013 (where the Company allowed itself to run so low on funds that short sellers were able to run a classic liquidity squeeze short on the Company), Mr. Chioini has managed to more than make up for this dilution via his excessive option grants. According to the Company’s proxy statement, at year-end 2016, Mr. Chioini possessed 2,483,331 exercisable options at various execution prices and an additional 766,669 options that have not vested yet, not to mention the 1,140,000 options that Mr. Chioini has exercised since June 2013 alone.5

We believe it is clear that Rockwell’s compensation practices have been nothing short of abysmal over the years. ISS has repeatedly raised high levels of concern with respect to the alignment of CEO pay and the Company’s performance. Despite the Company’s poor performance as noted above, Mr. Chioini’s pay was 5.49 times the median of Rockwell’s peers in 2014 and 4.61 times the median of its peers in 2015.6 As such, we find the Company’s disclosure in its proxy statement that it has historically “considered the practices of [its] peers and market pay practice when setting compensation for [its] NEOs” to be quite amusing. Did the Company consider and disregard such information? Although executive compensation was lower in 2016, whether that being a product of shareholders defeating the Company’s compensation plan (the “2016 LTIP”) at the 2016 Annual Meeting or management’s fear of facing an advisory vote on executive compensation for the first time in three years, it does not change the fact that a significant amount of value has been transferred to insiders over the years.

Speaking of the 2016 LTIP that was voted down by shareholders at the 2016 Annual Meeting, we believe in large part due to the significant potential value transfer it contemplated, the 2017 LTIP as approved by the Board and initially proposed to shareholders had the potential to be far worse for shareholders and more enriching for insiders. The 2016 LTIP sought to reserve a total of 7,500,000 shares for issuance under its proposed 10-year life. Meanwhile, the 2017 LTIP that was adopted by the Board on March 1, 2017 and unanimously recommended for shareholder approval by the Board in the Company’s preliminary proxy statement had the potential to reserve far more shares for issuance. The 2017 LTIP in the form initially adopted by the Board was an “evergreen” plan that would allow the shares reserved for issuance under the 2017 LTIP to be automatically increased by as much as 4% of the total number of outstanding shares each calendar year. Taking into account the 5,000,000 shares initially proposed to be reserved under the 2017 LTIP and the automatic increase, based on the current number of shares outstanding, we believe there could have potentially been over 29 million shares issued under the plan during its 10-year life, if not more. We firmly believed this potential amount of dilution was simply unacceptable and criticized the proposed plan in both our preliminary proxy statement filed on April 5, 2017 and the press release we issued on April 6, 2017. It was not until after we exposed the extreme potential level of dilution under the version of the 2017 LTIP adopted by the Board on March 1, 2017 and unanimously recommended for shareholder approval by the Board on April 3, 2017 that the Board amended the 2017 LTIP to remove the “evergreen” provision. We consider the removal of the “evergreen” provision from the 2017 LTIP to be a victory for shareholders directly attributed to our campaign, but also just the latest example of the need for direct shareholder representatives in the boardroom who will champion shareholders’ best interests.

We are concerned that the Company’s poor compensation practices will persist until public shareholders have a voice in the boardroom.

5 Information derived from Rockwell’s proxy statement and Form 4 filings made by Mr. Chioini.

6 According to ISS reports from Rockwell’s past two annual meetings.

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We Are Concerned with the Company’s Failure to Monetize its Promising Drug Candidates and Lack of Transparency with Shareholders

We are concerned that the Company has not been able to monetize its promising drug candidates and that the Company has been reluctant to communicate with shareholders around the progress of its drug pipeline.

In our view, the Company’s management has been running the Company in an opaque manner that makes it extremely difficult to recognize its true potential. In fact, we cannot recall the Company discussing its drug pipeline in any level of particularity prior to its earnings call on March 15, 2017, which we believe was a purely reactionary response to our public pressure. Nevertheless, we believe more is left to be done and that the investing public would benefit from information regarding a detailed timeline for bringing the Company’s drugs to market, cost data and the size of the market opportunity.

It has now been over two years since the approval of Triferic, the Company’s new FDA-approved iron maintenance drug, and more than three years since the approval of Calcitriol, the Company’s vitamin D drug. The Company has so far failed to generate any material sales from either of these drugs despite the fact that they are approved. We believe this clearly calls into question management’s strategy and competency to successfully build shareholder value.

With regard to Triferic, the Company has never publicly defined the size of the markets of other indications for which Triferic can be used. Additionally, management has failed to put forth a plan and timeline for achieving success in these markets. Furthermore, we believe that the Company has not aggressively developed opportunities for licensing Triferic throughout the world or been sufficiently proactive in developing Triferic for other indications.

With regard to Calcitriol specifically, in February 2017 the Company announced that once again it had failed to get FDA approval to manufacture this drug and would have to start that process over, which will cause a delay of at least four to six months.

In our view, the Company’s historical lack of transparency about its drug pipeline and future potential value creation opportunities has adversely impacted the Company’s share price performance. If elected, our Nominee will seek to encourage improved communications with shareholders.

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PROPOSAL NO. 1

ELECTION OF DIRECTORS

The Company currently has a classified Board, which is divided into three (3) classes. The directors in each class are elected for terms of three (3) years so that the term of office of one (1) class of directors expires at each annual meeting of shareholders. Based on the Company’s proxy statement, we believe that the term of one (1) Class II director expires at the Annual Meeting. We are seeking your support at the Annual Meeting to elect our Nominee in opposition to the Company’s director nominee for a term ending in 2020. Your vote to elect the Nominee will have the legal effect of replacing one (1) incumbent director of the Company with the Nominee. If elected, the Nominee will represent a minority of the members of the Board, and therefore it is not guaranteed that he will be able to implement any actions that he may believe are necessary to enhance shareholder value, as described in further detail above.

THE NOMINEE

The following information sets forth the name, age, business address, present principal occupation, and employment and material occupations, positions, offices, or employments for the past five (5) years of the Nominee. The nomination was made in a timely manner and in compliance with the applicable provisions of the Company’s governing instruments. The specific experience, qualifications, attributes and skills that led us to conclude that the Nominee should serve as directors of the Company are set forth above in the section entitled “Reasons for the Solicitation” and below. This information has been furnished to us by the Nominee. The Nominee is a citizen of the United States of America.

Mark H. Ravich, age 64, currently serves as President of Tri-Star Management, Inc., a commercial real estate management and syndication company that he co-founded in 1998. Mr. Ravich has also served as a director of Orchids Paper Products Company (NYSEMKT:TIS), a national supplier of high quality consumer tissue products, since February 2013, where he also serves as Chairman of its Governance Committee and a member of its Audit Committee. Mr. Ravich has also served as a director of each of MR Instruments, Inc., an independent designer and manufacturer of advanced MRI Radiofrequency coils, since June 2004, and Dilon Technologies Inc., a designer and manufacturer of medical imaging solutions, since October 2010. Previously, from 1990 until its sale in 1998, Mr. Ravich served as the Chief Executive Officer and a director of Universal International, Inc., a wholesale retail company, where he also led its IPO. From 1978 to 1990, Mr. Ravich was a developer of commercial real estate where he was involved with all aspects of development, finance, construction, marketing, leasing and management of various commercial, industrial, office and multi-family real estate projects. Mr. Ravich began his career in 1975 as an account officer at Citibank N.A., where he made real estate construction loans to national real estate developers. Mr. Ravich also currently serves as a board advisor to Scidera Inc., a provider of clinical laboratory testing services, and is the chief manager of various real estate entities. Mr. Ravich graduated Magna Cum Laude from the Wharton School of the University of Pennsylvania with a BSE and an MBA degree with a major in finance.

Richmond Brothers believes that Mr. Ravich’s prior board experience coupled with his financial expertise will make him a valuable addition to the Board.

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The principal business address of Mr. Ravich is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426.

As of the date hereof, Mr. Ravich directly beneficially owns 354,750 shares of Common Stock, including 70,000 shares underlying certain call options. In addition, as the trustee of each of the NJR Trust, NSR Trust, ACR Trust and ADR Trust (collectively, the “Ravich Trusts”), Mr. Ravich may be deemed the beneficial owner of the 112,900 shares of Common Stock beneficially owned in the aggregate by the Ravich Trusts, as further explained elsewhere in this Proxy Statement. For information regarding transactions in securities of the Company during the past two years by Mr. Ravich and the Ravich Trusts, please see Schedule I.

The Nominee may be deemed to be a member of the Group for the purposes of Section 13(d)(3) of the Exchange Act. The Nominee specifically disclaims beneficial ownership of the securities of the Company that he does not directly own. For information regarding purchases and sales during the past two (2) years by the Nominee and by the members of the Group of securities of the Company, see Schedule I.

On February 20, 2017, RB Inc., RBI PI, RBI Manager, RBI Plan, the Ravich Trusts and Messrs. Richmond, Ravich and Curfman entered into the Group Agreement pursuant to which such parties agreed, among other things, to (i) engage in discussions with the Company regarding means to enhance shareholder value and the corporate governance of the Company and (ii) the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Company to the extent required by applicable law. On March 21, 2017, RBI PII entered into the Joinder Agreement to the Group Agreement, pursuant to which it agreed to be bound by the terms and conditions set forth therein, including the obligations of a member of the group and the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Company.

Other than as stated herein, there are no arrangements or understandings between the members of the Group or any other person or persons pursuant to which the nomination of the Nominee described herein is to be made, other than the consent by the Nominee to be named in this Proxy Statement and to serve as a director of the Company if elected as such at the Annual Meeting. Other than as stated herein, the Nominee is not a party adverse to the Company or any of its subsidiaries and does not have a material interest adverse to the Company or any of its subsidiaries in any material pending legal proceeding.

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The Nominee presently is, and if elected as a director of the Company, the Nominee would, in our view, be, an “independent director” within the meaning of (i) applicable NASDAQ listing standards applicable to board composition, including Rule 5605(a)(2), and (ii) Section 301 of the Sarbanes-Oxley Act of 2002. The Nominee is not a member of the Company’s compensation, nominating or audit committee; the Nominee would, in our view, be deemed independent under any such committee’s applicable independence standards.

We do not expect that the Nominee will be unable to stand for election, but, in the event the Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed BLUE proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, we reserve the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, we would identify and properly nominate such substitute nominee(s) in accordance with the Bylaws and shares of Common Stock represented by the enclosed BLUE proxy card will be voted for such substitute nominee(s). We reserve the right to nominate additional person(s), to the extent this is not prohibited under the Bylaws and applicable law, if the Company increases the size of the Board above its existing size or increases the number of directors whose terms expire at the Annual Meeting.

WE URGE YOU TO VOTE “FOR” THE ELECTION OF THE NOMINEE ON THE ENCLOSED BLUE PROXY CARD.

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PROPOSAL NO. 2

ADVISORY VOTE ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, the Company is asking shareholders to indicate their support for the compensation of the Company’s named executive officers. This proposal, commonly known as a “Say on Pay” proposal, is not intended to address any specific item of compensation, but rather the overall compensation of the Company’s named executive officers and the philosophy, policies and practices described in the Company’s proxy statement. Accordingly, the Company is asking shareholders to vote for the following resolution:

“Resolved, that the shareholders approve, on an advisory basis, the compensation paid to the Company’s NEOs as disclosed in ‘Compensation of Executive Officers and Directors,’ including the Compensation Discussion and Analysis, the accompanying compensation tables, and the related narrative disclosure in [the Company’s] proxy statement.”

As disclosed in the Company’s proxy statement, the shareholder vote on the Say on Pay proposal is an advisory vote only and is not binding on the Board; however, the Company has disclosed that the Board and the Compensation Committee of the Board will consider the outcome of the vote when making future executive compensation arrangements for the Company’s named executive officers.

As explained in the “Reasons for the Solicitation” section above, Richmond Brothers is concerned by Rockwell’s compensation practices, including the historical lack of alignment between pay and performance, and encourages shareholders to vote against this Say on Pay proposal.

WE RECOMMEND A VOTE AGAINST THE SAY ON PAY PROPOSAL AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 3

ADVISORY VOTE ON FREQUENCY OF FUTURE ADVISORY VOTES ON EXECUTIVE COMPENSATION

As discussed in further detail in the Company’s proxy statement, applicable rules require the Company to include, at least once every six years, an advisory vote regarding how often shareholders wish to cast the advisory vote on executive compensation. In casting their advisory vote, shareholders may indicate their preference on whether the advisory vote on executive compensation should be held every one, two or three years, or may abstain from voting.

As disclosed in the Company’s proxy statement, the shareholder vote on the frequency of the advisory vote on executive compensation is non-binding, meaning that the Board will not be obligated to take any actions or to adjust the frequency of the advisory vote on executive compensation as a result of the vote. Although the vote is non-binding, the Company has disclosed that the Board will consider the outcome of the vote when determining the frequency of future advisory votes on executive compensation. The Company further disclosed that the Board may decide that it is in the best interests of the Company’s shareholders and the Company to hold an advisory vote on executive compensation more or less frequently than the frequency receiving the most votes cast by shareholders. The Company indicated that the next “Say on Pay” advisory vote will be at the 2020 annual meeting unless the Board changes the frequency following the advisory vote on the proposal relating to the frequency of the “Say on Pay” vote.

We believe that conducting the advisory vote on executive compensation every year is appropriate for the Company because it provides shareholders the opportunity to provide frequent feedback on the Company’s overall compensation philosophy, design and implementation.

WE RECOMMEND A VOTE FOR “ONE YEAR” WITH RESPECT TO THE ADVISORY VOTE ON THE FREQUENCY OF THE EXECUTIVE COMPENSATION VOTE AND INTEND TO VOTE OUR SHARES FOR “ONE YEAR” ON THIS PROPOSAL.

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PROPOSAL NO. 4

APPROVAL OF THE COMPANY’S 2017 LONG TERM INCENTIVE PLAN

As discussed in further detail in the Company’s proxy statement, the Board adopted the Rockwell Medical, Inc. 2017 Long Term Incentive Plan, or 2017 LTIP, on March 1, 2017, subject to the approval of the Company’s shareholders. Accordingly, the Company is asking shareholders to approve the 2017 LTIP.

As disclosed in the Company’s proxy statement, the Company’s current equity-based compensation plan, the 2007 Long Term Incentive Plan, as amended, expired on April 11, 2017, and if the 2017 LTIP is not approved by shareholders, the Company will have no ability to use equity-based compensation for its executives.

As noted in the “Reasons for the Solicitation” section above, the 2017 LTIP that was adopted by the Board on March 1, 2017 and unanimously recommended for shareholder approval by the Board had the potential to be far worse for shareholders and more enriching for insiders than the 2016 LTIP that shareholders defeated at the 2016 Annual Meeting. The 2017 LTIP in the form initially adopted by the Board was an “evergreen” plan that would have allowed the shares reserved for issuance under the 2017 LTIP to be automatically increased by as much as 4% of the total number of outstanding shares each calendar year. Taking into account the 5,000,000 shares initially proposed to be reserved under the 2017 LTIP and the automatic increase, based on the current number of shares outstanding, we believe there could have potentially been over 29 million shares issued under the plan during its 10-year life, if not more. We firmly believed this potential amount of dilution was simply unacceptable and criticized the proposed plan in both our preliminary proxy statement filed on April 5, 2017 and the press release we issued on April 6, 2017. It was not until after we exposed the extreme potential level of dilution under the version of the 2017 LTIP adopted by the Board on March 1, 2017 and unanimously recommended for shareholder approval by the Board on April 3, 2017 that the Board amended the 2017 LTIP to remove the “evergreen” provision. With the removal of the “evergreen” provision, there will be 5,000,000 shares reserved for issuance under the 2017 LTIP if it is approved.

Although we consider the removal of the “evergreen” provision to be a victory for shareholders, without a direct shareholder representative on the Board to oversee the administration of the 2017 LTIP, we encourage our fellow shareholders to vote against approval of the 2017 LTIP.

WE RECOMMEND A VOTE AGAINST THE APPROVAL OF THE 2017 LTIP AND INTEND TO VOTE OUR SHARES “AGAINST” THIS PROPOSAL.

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PROPOSAL NO. 5

RATIFICATION OF SELECTION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

As discussed in further detail in the Company’s proxy statement, the Audit Committee of the Board has selected Plante & Moran, PLLC as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2017. The Company is submitting the selection of Plante & Moran, PLLC for ratification of the shareholders at the Annual Meeting.

As disclosed in the Company’s proxy statement, shareholder approval is not required to appoint Plante & Moran, PLLC as the Company’s independent registered public accounting firm, but the Company is submitting the selection of Plante & Moran, PLLC to shareholders for ratification as a matter of good corporate governance and to help ensure that the Company will have the necessary quorum at the Annual Meeting. The Company has disclosed that if shareholders fail to ratify the selection, the Audit Committee will reconsider whether or not to retain Plante & Moran, PLLC; further, even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if they determine that such a change would be in the Company’s best interests and those of its shareholders.

WE MAKE NO RECOMMENDATION WITH RESPECT TO THE RATIFICATION OF THE SELECTION OF PLANTE & MORAN, PLLC AS THE INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE 2017 FISCAL YEAR AND INTEND TO VOTE OUR SHARES “FOR” THIS PROPOSAL.

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VOTING AND PROXY PROCEDURES

Only shareholders of record on the Record Date will be entitled to notice of and to vote at the Annual Meeting. Shareholders who sell their shares of Common Stock before the Record Date (or acquire them without voting rights after the Record Date) may not vote such shares. Shareholders of record on the Record Date will retain their voting rights in connection with the Annual Meeting even if they sell such shares after the Record Date. Based on publicly available information, Richmond Brothers believes that the only outstanding class of securities of the Company entitled to vote at the Annual Meeting is the Common Stock.

Shares of Common Stock represented by properly executed BLUE proxy cards will be voted at the Annual Meeting as marked and, in the absence of specific instructions, will be voted FOR the election of the Nominee, AGAINST the Say on Pay proposal, ONE YEAR with respect to the advisory vote on the frequency of shareholder advisory votes on the compensation of the named executive officers, AGAINST the approval of the 2017 LTIP, and FOR the ratification of the selection of Plante & Moran, PLLC as the independent registered public accounting firm of the Company for the 2017 fiscal year.

According to the Company’s proxy statement for the Annual Meeting, the current Board intends to nominate one (1) candidate for election at the Annual Meeting. This Proxy Statement is soliciting proxies to elect only our Nominee. Accordingly, the enclosed BLUE proxy card may only be voted for the Nominee and does not confer voting power with respect to the Company’s nominee. The participants in this solicitation intend to vote the shares over which they exercise voting discretion in favor of the Nominee. Shareholders should refer to the Company’s proxy statement for the name, background, qualifications and other information concerning the Company’s nominee.

QUORUM; BROKER NON-VOTES; DISCRETIONARY VOTING

A quorum is the minimum number of shares of Common Stock that must be represented at a duly called meeting in person or by proxy in order to legally conduct business at the meeting. For the Annual Meeting, the presence, in person or by proxy, of the holders of at least a majority of the outstanding shares of Common Stock as of the Record Date will be considered a quorum for the transaction of business.

Abstentions are counted as present and entitled to vote for purposes of determining a quorum. Shares represented by “broker non-votes” also are counted as present and entitled to vote for purposes of determining a quorum. However, if you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote (a “broker non-vote”). Under applicable rules, your broker will not have discretionary authority to vote your shares at the Annual Meeting on any of the proposals.

If you are a shareholder of record, you must deliver your vote by mail, attend the Annual Meeting in person and vote, vote by Internet or vote by telephone in order to be counted in the determination of a quorum.

If you are a beneficial owner, your broker will vote your shares pursuant to your instructions, and those shares will count in the determination of a quorum. Brokers do not have discretionary authority to vote on any of the proposals at the Annual Meeting. Accordingly, unless you vote via proxy card or provide instructions to your broker, your shares of Common Stock will count for purposes of attaining a quorum, but will not be voted on the proposals.

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VOTES REQUIRED FOR APPROVAL

Election of Directors ─ According to the Company’s proxy statement, the Company has adopted a majority voting policy in uncontested elections and a plurality vote standard contested director elections. As a result of our nomination, the director election at the Annual Meeting will be contested, so the one (1) nominee for director receiving the highest vote total will be elected as a director of the Company. With respect to the election of directors, only votes cast “FOR” a nominee will be counted. Proxy cards specifying that votes should be withheld with respect to a nominee will result in that nominee receiving fewer votes but will not count as a vote against the nominee. Neither an abstention nor a broker non-vote will count as a vote cast “FOR” or “AGAINST” a director nominee. Therefore, abstentions and broker non-votes will have no direct effect on the outcome of the election of directors.

Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, a majority of the votes cast is required to approve the Say on Pay proposal. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Advisory Vote on Frequency of Advisory Vote on Executive Compensation ─ According to the Company’s proxy statement, although the vote is non-binding, assuming that a quorum is present, the advisory vote on the frequency of the advisory vote on executive compensation will be determined by a plurality of the votes cast. Shareholders may vote “ONE YEAR,” “TWO YEARS,” “THREE YEARS” or “ABSTAIN” with respect to the advisory vote on the frequency of advisory votes on executive compensation. The Company has indicated that broker non-votes and abstentions will have no effect on the approval of the proposal.

Approval of the 2017 LTIP ─ According to the Company’s proxy statement, assuming that a quorum is present, a majority of the votes cast is required to approve the 2017 LTIP. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Ratification of the Selection of Accounting Firm ─ According to the Company’s proxy statement, assuming that a quorum is present, a majority of the votes cast is required to ratify Plante & Moran, PLLC as the Company’s independent registered public accounting firm. The Company has indicated that abstentions and broker non-votes will have no effect on the proposal.

Under applicable Michigan law, none of the holders of Common Stock is entitled to appraisal rights in connection with any matter to be acted on at the Annual Meeting. If you sign and submit your BLUE proxy card without specifying how you would like your shares voted, your shares will be voted in accordance with Richmond Brothers’ recommendations specified herein and in accordance with the discretion of the persons named on the BLUE proxy card with respect to any other matters that may be voted upon at the Annual Meeting.

REVOCATION OF PROXIES

Shareholders of the Company may revoke their proxies at any time prior to exercise by attending the Annual Meeting and voting in person (although, attendance at the Annual Meeting will not in and of itself constitute revocation of a proxy) or by delivering a written notice of revocation. The delivery of a subsequently dated proxy which is properly completed will constitute a revocation of any earlier proxy. The revocation may be delivered either to Richmond Brothers in care of Saratoga at the address set forth on the back cover of this Proxy Statement or to the Company at 30142 Wixom Road, Wixom, Michigan 48393 or any other address provided by the Company. Although a revocation is effective if delivered to the Company, we request that either the original or photostatic copies of all revocations be mailed to Richmond Brothers in care of Saratoga at the address set forth on the back cover of this Proxy Statement so that we will be aware of all revocations and can more accurately determine if and when proxies have been received from the holders of record on the Record Date of a majority of the shares entitled to be voted at the Annual Meeting. Additionally, Saratoga may use this information to contact shareholders who have revoked their proxies in order to solicit later dated proxies for the election of the Nominee.

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IF YOU WISH TO VOTE FOR THE ELECTION OF THE NOMINEE TO THE BOARD, PLEASE SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED BLUE PROXY CARD IN THE POSTAGE-PAID ENVELOPE PROVIDED.

SOLICITATION OF PROXIES

The solicitation of proxies pursuant to this Proxy Statement is being made by Richmond Brothers. Proxies may be solicited by mail, facsimile, telephone, telegraph, Internet, in person and by advertisements.

Members of Richmond Brothers have entered into an agreement with Saratoga for solicitation and advisory services in connection with this solicitation, for which Saratoga will receive a fee not to exceed $[_____], together with reimbursement for its reasonable out-of-pocket expenses, and will be indemnified against certain liabilities and expenses, including certain liabilities under the federal securities laws. Saratoga will solicit proxies from individuals, brokers, banks, bank nominees and other institutional holders. Richmond Brothers has requested banks, brokerage houses and other custodians, nominees and fiduciaries to forward all solicitation materials to the beneficial owners of the shares of Common Stock they hold of record. Richmond Brothers will reimburse these record holders for their reasonable out-of-pocket expenses in so doing. It is anticipated that Saratoga will employ approximately [____] persons to solicit shareholders for the Annual Meeting.

The entire expense of soliciting proxies is being borne by Richmond Brothers. Costs of this solicitation of proxies are currently estimated to be approximately $[___________] (including, but not limited to, fees for attorneys, solicitors and other advisors, and other costs incidental to the solicitation). Richmond Brothers estimates that through the date hereof its expenses in connection with this solicitation are approximately $[___________]. To the extent legally permissible, if Richmond Brothers is successful in its proxy solicitation, Richmond Brothers intends to seek reimbursement from the Company for the expenses it incurs in connection with this solicitation. Richmond Brothers does not intend to submit the question of such reimbursement to a vote of security holders of the Company.

ADDITIONAL PARTICIPANT INFORMATION

RB Inc., RBI PI, RBI PII, RBI Manager, RBI Plan, the Ravich Trusts and Messrs. Richmond, Ravich and Curfman are participants in this solicitation. The principal business of RB Inc. is serving as a registered investment advisor and is the investment advisor to certain managed accounts (the “Separately Managed Accounts”). The principal business of each of RBI PI and RBI PII is investing in securities. The principal business of RBI Manager is serving as the manager of RBI PI and RBI PII. The principal business of the RBI Plan is investing in securities. The principal occupation of Mr. Richmond is serving as Chairman of RB Inc., manager of RBI Manager and a trustee of the RBI Plan. The principal occupation of Mr. Curfman is serving as President of RB Inc. and a trustee of the RBI Plan. The principal business of the Ravich Trusts are holding, managing and distributing the property of the respective trusts and the proceeds therefrom. Mr. Ravich serves as the trustee of the Ravich Trusts and is the President of TriStar Management, Inc.

22

The address of the principal office of each of RB Inc., RBI PI, RBI PII, RBI Manager, the RBI Plan and Messrs. Richmond and Curfman is 3568 Wildwood Avenue, Jackson, Michigan 49202. The address of the principal office of each of Mr. Ravich and the Ravich Trusts is 600 South Highway 169, Suite 1660, St. Louis Park, Minnesota 55426.

As of the date hereof, NJR Trust beneficially owned 44,400 shares of Common Stock. As of the date hereof, NSR Trust beneficially owned 18,500 shares of Common Stock, consisting of shares underlying certain call options. As of the date hereof, ACR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, ADR Trust beneficially owned 25,000 shares of Common Stock. As of the date hereof, Mr. Ravich directly beneficially owned 354,750 shares of Common Stock, including 70,000 shares underlying certain call options. Mr. Ravich, as the trustee of each of NJR Trust, NSR Trust, ACR Trust and ADR Trust, may be deemed to beneficially own the 112,900 shares beneficially owned in the aggregate by such trusts. As of the date hereof, 5,163,487 shares of Common Stock were held in the Separately Managed Accounts. RB Inc., as the investment advisor to the Separately Managed Accounts, may be deemed to beneficially own the 5,163,487 shares held in the Separately Managed Accounts. As of the date hereof, RBI PI beneficially owned 164,841 shares of Common Stock. As of the date hereof, RBI PII beneficially owned 29,802 shares of Common Stock. RBI Manager, as the manager of RBI PI and RBI PII, may be deemed to beneficially own the 164,841 shares owned by RBI PI and 29,802 shares owned by RBI PII. As of the date hereof, RBI Plan beneficially owned 41,495 shares of Common Stock. As of the date hereof, Mr. Richmond beneficially owned directly 176,412 shares of Common Stock. Mr. Richmond, as Chairman of RB Inc., manager of RBI Manager and a trustee of RBI Plan, may also be deemed to beneficially own the 5,163,487 shares held in the Separately Managed Accounts, 164,841 shares owned by RBI PI, 29,802 shares owned by RBI PII and 41,495 Shares owned by RBI Plan. Mr. Richmond may also be deemed to beneficially own the 28,096 shares owned directly by his spouse, 147 shares owned directly by his daughter and 7 shares owned directly by his son. As of the date hereof, Mr. Curfman beneficially owned directly 40,684 shares of Common Stock. Mr. Curfman, as President of RB Inc. and a trustee of RBI Plan, may also be deemed to beneficially own the 5,163,487 shares held in the Separately Managed Accounts and 41,495 Shares owned by RBI Plan. Mr. Curfman may also be deemed to beneficially own the 34,385 shares owned directly by his spouse.

Each participant in this solicitation is a member of a “group” with the other participants for the purposes of Section 13(d)(3) of the Exchange Act. The Group may be deemed to beneficially own the 6,147,006 shares of Common Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock that he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two (2) years by the participants in this solicitation, see Schedule I.

The securities of the Company directly beneficially owned by each of the Ravich Trusts, RBI PI, RBI PII, the RBI Plan and held in the Separately Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The securities of the Company directly beneficially owned by each of Messrs. Ravich, Richmond and Curfman were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business).

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past ten (10) years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two (2) years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

23

Please be advised that the Michigan Action, as further described elsewhere in this Proxy Statement, remains ongoing. Although Richmond Brothers believes the allegations in the Michigan Action are meritless, part of Rockwell’s requested relief is that Richmond Brothers could be enjoined from voting shares of Common Stock or soliciting proxies at the Annual Meeting depending on the court’s ruling. Please be advised that, depending on the outcome of the litigation, there is a risk that shares represented by a BLUE proxy card may not be voted or counted at the Annual Meeting.

Other than as stated herein, there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten (10) years.

OTHER MATTERS AND ADDITIONAL INFORMATION

Richmond Brothers is unaware of any other matters to be considered at the Annual Meeting. However, should other matters, which Richmond Brothers is not aware of at a reasonable time before this solicitation, be brought before the Annual Meeting, the persons named as proxies on the enclosed BLUE proxy card will vote on such matters in their discretion.

SHAREHOLDER PROPOSALS

Proposals of shareholders intended to be presented at the 2018 Annual Meeting of Shareholders (the “2018 Annual Meeting”) must, in order to be included in the Company’s proxy statement and the form of proxy for the 2018 Annual Meeting, be delivered to the Company’s Corporate Secretary at 30142 Wixom Road, Wixom, Michigan 48393 by [________].

Under the Bylaws, any shareholder intending to present any proposal (other than a proposal made by, or at the direction of, the Board) at the 2018 Annual Meeting, must give written notice of that proposal to the Company’s Secretary not less than ninety (90) days nor more than one-hundred and twenty (120) days prior to the first anniversary of the preceding year’s annual meeting (subject to certain exceptions if the annual meeting is advanced or delayed a certain number of days). Therefore, to be presented at the 2018 Annual Meeting, such a proposal must be delivered between [_________] and [__________].

24

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2018 Annual Meeting is based on information contained in the Company’s proxy statement and the Bylaws. The incorporation of this information in this proxy statement should not be construed as an admission by Richmond Brothers that such procedures are legal, valid or binding.

INCORPORATION BY REFERENCE

WE HAVE OMITTED FROM THIS PROXY STATEMENT CERTAIN DISCLOSURE REQUIRED BY APPLICABLE LAW THAT IS EXPECTED TO BE INCLUDED IN THE COMPANY’S PROXY STATEMENT RELATING TO THE ANNUAL MEETING. THIS DISCLOSURE IS EXPECTED TO INCLUDE, AMONG OTHER THINGS, CURRENT BIOGRAPHICAL INFORMATION ON THE COMPANY’S DIRECTORS, INFORMATION CONCERNING EXECUTIVE COMPENSATION AND OTHER IMPORTANT INFORMATION. SEE SCHEDULE II FOR INFORMATION REGARDING PERSONS WHO BENEFICIALLY OWN MORE THAN 5% OF THE SHARES AND THE OWNERSHIP OF THE SHARES BY THE DIRECTORS AND MANAGEMENT OF THE COMPANY.

The information concerning the Company contained in this Proxy Statement and the Schedules attached hereto has been taken from, or is based upon, publicly available information.

Richmond Brothers, Inc. and Mark H. Ravich

_________________, 2017

25

SCHEDULE I

TRANSACTIONS IN SECURITIES OF THE COMPANY BY THE PARTICIPANTS DURING THE PAST TWO YEARS

Richmond brothers, inc.

(Through the Separately Managed Accounts)

Shares of Common Stock Purchased/(Sold)	Date of Purchase/Sale

43	02/19/2015
1,401	02/20/2015
234	02/20/2015
233	02/20/2015
10	02/20/2015
377	02/20/2015
(208)	02/23/2015
500	02/24/2015
(1,533)	02/24/2015
1,119	02/25/2015
1,215	02/25/2015
1,180	02/26/2015
284	02/26/2015
(334)	02/26/2015
334	02/26/2015
905	02/26/2015
(60)	02/27/2015
2,281	02/27/2015
25	03/02/2015
1,020	03/03/2015
386	03/04/2015
96	03/04/2015
(187)	03/06/2015
550	03/09/2015
101	03/11/2015
298	03/12/2015
802	03/13/2015
904	03/13/2015
235	03/16/2015
(300)	03/16/2015
41	03/17/2015
392	03/17/2015
1,953	03/17/2015
49	03/17/2015
227	03/18/2015
941	03/18/2015
1,367	03/19/2015
(2,500)	03/23/2015
1,847	03/23/2015
3,687	03/24/2015
338	03/25/2015
192	03/26/2015
(117)	03/26/2015
1,428	03/26/2015
(100)	03/26/2015

I-1

951	03/27/2015
(120)	04/01/2015
472	04/02/2015
3,195	04/08/2015
(42)	04/10/2015
947	04/14/2015
1,430	04/15/2015
182	04/16/2015
182	04/16/2015
2,809	04/21/2015
461	04/22/2015
464	04/22/2015
(9)	04/28/2015
(10)	04/28/2015
(5)	04/28/2015
(3)	04/28/2015
(5)	04/28/2015
(2)	04/28/2015
983	04/28/2015
189	04/28/2015
(6)	04/28/2015
(8)	04/28/2015
493	04/28/2015
(9)	04/28/2015
(118)	04/28/2015
(4)	04/28/2015
(2)	04/28/2015
(5)	04/28/2015
(6)	04/28/2015
(3)	04/28/2015
(4)	04/28/2015
(5)	04/28/2015
(10)	04/28/2015
(2)	04/28/2015
(30)	04/28/2015
(7)	04/28/2015
(10)	04/28/2015
(3)	04/28/2015
(2)	04/28/2015
(2)	04/28/2015
(5)	04/28/2015
882	04/29/2015
(316)	05/04/2015
1,558	05/05/2015
152	05/05/2015
(981)	05/07/2015
2,361	05/11/2015
2,430	05/12/2015
(2,431)	05/12/2015
1,947	05/12/2015
1,993	05/13/2015

I-2

(677)	05/13/2015
996	05/13/2015
66	05/14/2015
198	05/14/2015
478	05/14/2015
43	05/18/2015
953	05/18/2015
570	05/18/2015
2,004	05/18/2015
(4)	05/19/2015
(28)	05/19/2015
(500)	05/19/2015
1,355	05/20/2015
1,449	05/20/2015
2,207	05/22/2015
335	05/22/2015
489	05/22/2015
307	05/26/2015
(115)	05/26/2015
193	05/27/2015
1,919	05/27/2015
200	05/28/2015
800	05/28/2015
478	05/28/2015
1,372	05/29/2015
482	06/02/2015
483	06/02/2015
531	06/02/2015
708	06/02/2015
178	06/03/2015
(189)	06/04/2015
867	06/05/2015
746	06/08/2015
1,443	06/09/2015
1,871	06/09/2015
(1,000)	06/09/2015
932	06/10/2015
390	06/10/2015
779	06/10/2015
270	06/10/2015
(500)	06/12/2015
61	06/12/2015
762	06/12/2015
(146)	06/16/2015
(432)	06/17/2015
(124)	06/22/2015
1,740	06/22/2015
694	06/22/2015
3,353	06/23/2015
(10)	06/26/2015
114	06/29/2015

I-3

62	06/30/2015
(3)	06/30/2015
(25)	06/30/2015
(185)	07/06/2015
(56)	07/08/2015
246	07/08/2015
(29)	07/08/2015
(30)	07/08/2015
(14)	07/09/2015
(10)	07/10/2015
(400)	07/10/2015
(5)	07/10/2015
(7)	07/10/2015
(13)	07/10/2015
(5)	07/10/2015
(18)	07/10/2015
(16)	07/10/2015
(7)	07/10/2015
(8)	07/10/2015
(4)	07/10/2015
(12)	07/10/2015
(11)	07/10/2015
(6)	07/10/2015
(30)	07/10/2015
(11)	07/10/2015
(5)	07/10/2015
(28)	07/10/2015
(26)	07/10/2015
(18)	07/10/2015
(24)	07/10/2015
(5)	07/10/2015
(4)	07/10/2015
(17)	07/10/2015
(19)	07/10/2015
(4)	07/10/2015
(9)	07/10/2015
(5)	07/10/2015
(5)	07/10/2015
(4)	07/10/2015
(18)	07/10/2015
(11)	07/10/2015
(2)	07/10/2015
(6)	07/10/2015
(20)	07/10/2015
(7)	07/10/2015
(9)	07/10/2015
(13)	07/10/2015
(20)	07/10/2015
(31)	07/10/2015
(17)	07/10/2015
(8)	07/10/2015

I-4

(20)	07/10/2015
(5)	07/10/2015
(42)	07/10/2015
(33)	07/10/2015
(5)	07/10/2015
(10)	07/10/2015
(8)	07/10/2015
(11)	07/10/2015
(7)	07/10/2015
(9)	07/10/2015
(10)	07/10/2015
(9)	07/10/2015
(18)	07/10/2015
(11)	07/10/2015
(5)	07/10/2015
(6)	07/10/2015
(14)	07/10/2015
(8)	07/10/2015
(6)	07/10/2015
(5)	07/10/2015
(20)	07/10/2015
(33)	07/10/2015
(8)	07/10/2015
(6)	07/10/2015
(12)	07/10/2015
(7)	07/10/2015
(4)	07/10/2015
(13)	07/10/2015
(5)	07/10/2015
(10)	07/10/2015
(5)	07/10/2015
(7)	07/10/2015
(6)	07/10/2015
(5)	07/10/2015
(5)	07/10/2015
(5)	07/10/2015
(12)	07/10/2015
(20)	07/10/2015
(18)	07/10/2015
(12)	07/10/2015
(12)	07/10/2015
(3)	07/10/2015
(5)	07/10/2015
(5)	07/10/2015
(8)	07/10/2015
(6)	07/10/2015
(12)	07/10/2015
(19)	07/10/2015
(6)	07/10/2015
(5)	07/10/2015
(4)	07/10/2015

I-5

(5)	07/10/2015
(6)	07/10/2015
(7)	07/10/2015
(12)	07/10/2015
(10)	07/10/2015
(4)	07/10/2015
(6)	07/10/2015
(18)	07/10/2015
(2)	07/10/2015
(18)	07/10/2015
(16)	07/10/2015
(5)	07/10/2015
(13)	07/10/2015
(14)	07/10/2015
(35)	07/10/2015
(10)	07/10/2015
(16)	07/10/2015
(5)	07/10/2015
(9)	07/10/2015
(11)	07/10/2015
(5)	07/10/2015
(8)	07/10/2015
(9)	07/10/2015
(22)	07/10/2015
(20)	07/10/2015
(12)	07/10/2015
(13)	07/10/2015
(18)	07/10/2015
(7)	07/10/2015
(7)	07/10/2015
(13)	07/10/2015
(6)	07/10/2015
(5)	07/10/2015
(13)	07/10/2015
(5)	07/10/2015
(9)	07/10/2015
(8)	07/10/2015
(5)	07/10/2015
(5)	07/10/2015
(14)	07/10/2015
(13)	07/10/2015
(6)	07/10/2015
(5)	07/10/2015
(12)	07/10/2015
(4)	07/13/2015
(4)	07/13/2015
(4)	07/13/2015
(4)	07/13/2015
(2)	07/13/2015
(7)	07/13/2015
(900)	07/13/2015

I-6

(7)	07/13/2015
(1,000)	07/15/2015
(11)	07/15/2015
162	07/17/2015
273	07/17/2015
(186)	07/20/2015
606	07/21/2015
306	07/22/2015
74	07/22/2015
(4)	07/22/2015
601	07/23/2015
972	07/24/2015
12	07/24/2015
336	07/27/2015
71	07/31/2015
71	07/31/2015
72	07/31/2015
36	08/03/2015
63	08/03/2015
1,468	08/03/2015
44	08/04/2015
190	08/04/2015
218	08/04/2015
(4)	08/05/2015
(4)	08/05/2015
(4)	08/05/2015
175	08/06/2015
283	08/06/2015
281	08/06/2015
705	08/06/2015
351	08/06/2015
705	08/06/2015
134	08/07/2015
364	08/07/2015
(9,038)	08/07/2015
(300)	08/12/2015
161	08/13/2015
406	08/13/2015
245	08/13/2015
81	08/13/2015
161	08/13/2015
242	08/13/2015
322	08/13/2015
185	08/14/2015
406	08/14/2015
83	08/14/2015
955	08/17/2015
797	08/18/2015
401	08/18/2015
339	08/19/2015
250	08/19/2015

I-7

250	08/19/2015
249	08/19/2015
332	08/19/2015
89	08/20/2015
40	08/20/2015
45	08/20/2015
47	08/20/2015
34	08/20/2015
19	08/20/2015
46	08/20/2015
15	08/20/2015
87	08/20/2015
9	08/20/2015
15	08/20/2015
98	08/20/2015
36	08/20/2015
18	08/20/2015
233	08/20/2015
140	08/20/2015
63	08/20/2015
126	08/20/2015
19	08/20/2015
58	08/20/2015
25	08/20/2015
37	08/20/2015
52	08/20/2015
47	08/20/2015
181	08/20/2015
86	08/20/2015
12	08/20/2015
82	08/20/2015
27	08/20/2015
29	08/20/2015
17	08/20/2015
74	08/20/2015
124	08/20/2015
15	08/20/2015
137	08/20/2015
98	08/20/2015
176	08/20/2015
145	08/20/2015
63	08/20/2015
47	08/20/2015
48	08/20/2015
246	08/20/2015
96	08/20/2015
32	08/20/2015
638	08/20/2015
126	08/20/2015
246	08/20/2015
94	08/20/2015

I-8

20	08/20/2015
29	08/20/2015
208	08/20/2015
20	08/20/2015
22	08/20/2015
116	08/20/2015
41	08/20/2015
23	08/20/2015
73	08/20/2015
85	08/20/2015
27	08/20/2015
60	08/20/2015
166	08/20/2015
130	08/20/2015
80	08/20/2015
42	08/20/2015
32	08/20/2015
29	08/20/2015
43	08/20/2015
45	08/20/2015
24	08/20/2015
15	08/20/2015
9	08/20/2015
63	08/20/2015
34	08/20/2015
24	08/20/2015
76	08/20/2015
46	08/20/2015
61	08/20/2015
114	08/20/2015
59	08/20/2015
71	08/20/2015
117	08/20/2015
25	08/20/2015
116	08/20/2015
50	08/20/2015
40	08/20/2015
34	08/20/2015
22	08/20/2015
78	08/20/2015
25	08/20/2015
36	08/20/2015
38	08/20/2015
25	08/20/2015
33	08/20/2015
154	08/20/2015
22	08/20/2015
21	08/20/2015
49	08/20/2015
24	08/20/2015
79	08/20/2015

I-9

38	08/20/2015
231	08/20/2015
20	08/20/2015
13	08/20/2015
44	08/20/2015
73	08/20/2015
90	08/20/2015
117	08/20/2015
124	08/20/2015
20	08/20/2015
22	08/20/2015
64	08/20/2015
81	08/20/2015
80	08/20/2015
57	08/20/2015
62	08/20/2015
9	08/20/2015
83	08/20/2015
288	08/20/2015
47	08/20/2015
41	08/20/2015
25	08/20/2015
46	08/20/2015
29	08/20/2015
139	08/20/2015
46	08/20/2015
57	08/20/2015
19	08/20/2015
22	08/20/2015
32	08/20/2015
9	08/20/2015
28	08/20/2015
14	08/20/2015
46	08/20/2015
14	08/20/2015
92	08/20/2015
67	08/20/2015
56	08/20/2015
50	08/20/2015
219	08/20/2015
25	08/20/2015
97	08/20/2015
79	08/20/2015
43	08/20/2015
29	08/20/2015
248	08/20/2015
126	08/20/2015
23	08/20/2015
65	08/20/2015
85	08/20/2015
536	08/20/2015

I-10

12	08/20/2015
58	08/20/2015
61	08/20/2015
41	08/20/2015
66	08/20/2015
163	08/20/2015
38	08/20/2015
43	08/20/2015
30	08/20/2015
27	08/20/2015
20	08/20/2015
26	08/20/2015
62	08/20/2015
49	08/20/2015
210	08/20/2015
19	08/20/2015
58	08/20/2015
16	08/20/2015
37	08/20/2015
50	08/20/2015
223	08/20/2015
53	08/20/2015
26	08/20/2015
25	08/20/2015
100	08/20/2015
175	08/20/2015
36	08/20/2015
32	08/20/2015
13	08/20/2015
43	08/20/2015
30	08/20/2015
61	08/20/2015
34	08/20/2015
38	08/20/2015
43	08/20/2015
34	08/20/2015
25	08/20/2015
78	08/20/2015
21	08/20/2015
38	08/20/2015
71	08/20/2015
24	08/20/2015
44	08/20/2015
78	08/20/2015
45	08/20/2015
21	08/20/2015
56	08/20/2015
453	08/20/2015
11	08/20/2015
53	08/20/2015
18	08/20/2015

I-11

55	08/20/2015
48	08/20/2015
23	08/20/2015
55	08/20/2015
123	08/20/2015
36	08/20/2015
47	08/20/2015
31	08/20/2015
44	08/20/2015
99	08/20/2015
71	08/20/2015
23	08/20/2015
106	08/20/2015
37	08/20/2015
126	08/20/2015
99	08/20/2015
147	08/20/2015
15	08/20/2015
126	08/20/2015
214	08/20/2015
11	08/20/2015
25	08/20/2015
11	08/20/2015
110	08/20/2015
47	08/20/2015
25	08/20/2015
66	08/20/2015
21	08/20/2015
83	08/20/2015
172	08/20/2015
97	08/20/2015
30	08/20/2015
35	08/20/2015
38	08/20/2015
77	08/20/2015
34	08/20/2015
47	08/20/2015
19	08/20/2015
93	08/20/2015
3	08/20/2015
127	08/20/2015
100	08/20/2015
17	08/20/2015
37	08/20/2015
37	08/20/2015
53	08/20/2015
35	08/20/2015
30	08/20/2015
17	08/20/2015
86	08/20/2015
106	08/20/2015

I-12

38	08/20/2015
11	08/20/2015
17	08/20/2015
88	08/20/2015
77	08/20/2015
31	08/20/2015
88	08/20/2015
46	08/20/2015
94	08/20/2015
75	08/20/2015
29	08/20/2015
17	08/20/2015
106	08/20/2015
51	08/20/2015
37	08/20/2015
180	08/20/2015
94	08/20/2015
47	08/20/2015
95	08/20/2015
467	08/20/2015
28	08/20/2015
16	08/20/2015
41	08/20/2015
15	08/20/2015
118	08/20/2015
61	08/20/2015
31	08/20/2015
41	08/20/2015
65	08/20/2015
32	08/20/2015
400	08/20/2015
37	08/20/2015
33	08/20/2015
50	08/20/2015
100	08/20/2015
75	08/20/2015
33	08/20/2015
60	08/20/2015
186	08/20/2015
22	08/20/2015
24	08/20/2015
7	08/20/2015
138	08/20/2015
68	08/20/2015
10	08/20/2015
129	08/20/2015
27	08/20/2015
16	08/20/2015
19	08/20/2015
115	08/20/2015
19	08/20/2015

I-13

336	08/20/2015
43	08/20/2015
74	08/20/2015
82	08/20/2015
37	08/20/2015
90	08/20/2015
27	08/20/2015
25	08/20/2015
11	08/20/2015
94	08/20/2015
47	08/20/2015
173	08/20/2015
22	08/20/2015
180	08/20/2015
22	08/20/2015
19	08/20/2015
24	08/20/2015
32	08/20/2015
42	08/20/2015
31	08/20/2015
40	08/20/2015
89	08/20/2015
91	08/20/2015
33	08/20/2015
36	08/20/2015
171	08/20/2015
24	08/20/2015
903	08/20/2015
30	08/20/2015
19	08/20/2015
43	08/20/2015
146	08/20/2015
38	08/20/2015
44	08/20/2015
58	08/20/2015
32	08/20/2015
106	08/20/2015
142	08/20/2015
148	08/20/2015
447	08/20/2015
51	08/20/2015
27	08/20/2015
113	08/20/2015
25	08/20/2015
7	08/20/2015
15	08/20/2015
143	08/20/2015
105	08/20/2015
15	08/20/2015
40	08/20/2015
479	08/20/2015

I-14

32	08/20/2015
245	08/20/2015
64	08/20/2015
63	08/20/2015
31	08/20/2015
19	08/20/2015
77	08/20/2015
24	08/20/2015
24	08/20/2015
71	08/20/2015
53	08/20/2015
11	08/20/2015
21	08/20/2015
90	08/20/2015
63	08/20/2015
9	08/20/2015
43	08/20/2015
39	08/20/2015
90	08/20/2015
11	08/20/2015
28	08/20/2015
25	08/20/2015
20	08/20/2015
31	08/20/2015
96	08/20/2015
23	08/20/2015
20	08/20/2015
20	08/20/2015
63	08/20/2015
27	08/20/2015
25	08/20/2015
25	08/20/2015
19	08/20/2015
22	08/20/2015
100	08/20/2015
52	08/20/2015
52	08/20/2015
194	08/20/2015
69	08/20/2015
115	08/20/2015
95	08/20/2015
50	08/20/2015
21	08/20/2015
33	08/20/2015
460	08/20/2015
36	08/20/2015
54	08/20/2015
103	08/20/2015
84	08/20/2015
10	08/20/2015
8	08/20/2015

I-15

29	08/20/2015
24	08/20/2015
33	08/20/2015
73	08/20/2015
25	08/20/2015
24	08/20/2015
54	08/20/2015
79	08/20/2015
34	08/20/2015
46	08/20/2015
48	08/20/2015
64	08/20/2015
9	08/20/2015
20	08/20/2015
36	08/20/2015
81	08/20/2015
48	08/20/2015
12	08/20/2015
20	08/20/2015
16	08/20/2015
82	08/20/2015
28	08/20/2015
63	08/20/2015
139	08/20/2015
29	08/20/2015
49	08/20/2015
109	08/20/2015
47	08/20/2015
16	08/20/2015
19	08/20/2015
28	08/20/2015
61	08/20/2015
15	08/20/2015
50	08/20/2015
20	08/20/2015
22	08/20/2015
111	08/20/2015
23	08/20/2015
133	08/20/2015
20	08/20/2015
49	08/20/2015
11	08/20/2015
22	08/20/2015
14	08/20/2015
190	08/20/2015
16	08/20/2015
50	08/20/2015
52	08/20/2015
136	08/20/2015
60	08/20/2015
61	08/20/2015

I-16

52	08/20/2015
18	08/20/2015
51	08/20/2015
38	08/20/2015
38	08/20/2015
130	08/20/2015
199	08/20/2015
25	08/20/2015
107	08/20/2015
40	08/20/2015
210	08/20/2015
52	08/20/2015
82	08/20/2015
22	08/20/2015
23	08/20/2015
12	08/20/2015
38	08/20/2015
41	08/20/2015
93	08/20/2015
190	08/20/2015
166	08/20/2015
92	08/20/2015
17	08/20/2015
12	08/20/2015
7	08/20/2015
20	08/20/2015
113	08/20/2015
56	08/20/2015
31	08/20/2015
17	08/20/2015
107	08/20/2015
44	08/20/2015
46	08/20/2015
124	08/20/2015
29	08/20/2015
14	08/20/2015
78	08/20/2015
46	08/20/2015
29	08/20/2015
29	08/20/2015
11	08/20/2015
30	08/20/2015
38	08/20/2015
12	08/20/2015
99	08/20/2015
11	08/20/2015
80	08/20/2015
114	08/20/2015
53	08/20/2015
29	08/20/2015
80	08/20/2015

I-17

123	08/20/2015
38	08/20/2015
16	08/20/2015
84	08/20/2015
52	08/20/2015
58	08/20/2015
302	08/20/2015
14	08/20/2015
14	08/20/2015
38	08/20/2015
38	08/20/2015
118	08/20/2015
58	08/20/2015
320	08/20/2015
23	08/20/2015
34	08/20/2015
8	08/20/2015
21	08/20/2015
195	08/20/2015
66	08/20/2015
58	08/20/2015
113	08/20/2015
132	08/20/2015
58	08/20/2015
51	08/20/2015
37	08/20/2015
32	08/20/2015
35	08/20/2015
47	08/20/2015
51	08/20/2015
50	08/20/2015
17	08/20/2015
71	08/20/2015
86	08/20/2015
75	08/20/2015
78	08/20/2015
141	08/20/2015
93	08/20/2015
14	08/20/2015
88	08/20/2015
18	08/20/2015
100	08/20/2015
84	08/20/2015
20	08/20/2015
63	08/20/2015
164	08/20/2015
56	08/20/2015
42	08/20/2015
63	08/20/2015
226	08/20/2015
119	08/20/2015

I-18

320	08/20/2015
117	08/20/2015
304	08/20/2015
268	08/20/2015
71	08/20/2015
36	08/20/2015
75	08/20/2015
17	08/20/2015
148	08/20/2015
28	08/20/2015
38	08/20/2015
15	08/20/2015
(8)	08/21/2015
448	08/21/2015
448	08/21/2015
861	08/21/2015
977	08/21/2015
738	08/21/2015
904	08/26/2015
845	08/27/2015
353	08/27/2015
(25)	08/28/2015
427	09/01/2015
417	09/01/2015
417	09/01/2015
430	09/02/2015
338	09/03/2015
154	09/03/2015
848	09/04/2015
505	09/08/2015
2,064	09/08/2015
1,254	09/09/2015
1,265	09/09/2015
(143)	09/10/2015
41	09/11/2015
417	09/11/2015
36	09/14/2015
345	09/14/2015
691	09/14/2015
460	09/14/2015
1,397	09/16/2015
(92)	09/16/2015
465	09/16/2015
381	09/17/2015
2,010	09/21/2015
(177)	09/22/2015
164	09/22/2015
515	09/22/2015
1,582	09/22/2015
622	09/23/2015
309	09/23/2015

I-19

648	09/23/2015
359	09/23/2015
206	09/23/2015
419	09/23/2015
200	09/23/2015
514	09/23/2015
619	09/23/2015
2,144	09/24/2015
160	09/25/2015
285	09/25/2015
223	09/25/2015
221	09/25/2015
1,110	09/28/2015
690	09/28/2015
500	09/28/2015
5,256	09/28/2015
537	09/28/2015
13,106	09/28/2015
589	09/29/2015
376	09/29/2015
1,178	09/29/2015
411	09/29/2015
824	09/29/2015
2,358	09/29/2015
1,178	09/29/2015
352	09/29/2015
588	09/29/2015
824	09/29/2015
1,178	09/29/2015
824	09/29/2015
1,060	09/29/2015
1,060	09/29/2015
248	09/29/2015
2,110	09/29/2015
185	09/29/2015
430	09/29/2015
1,767	09/29/2015
352	09/29/2015
589	09/29/2015
589	09/29/2015
589	09/29/2015
824	09/29/2015
1,178	09/29/2015
1,178	09/29/2015
1,061	09/29/2015
824	09/29/2015
1,178	09/29/2015
1,178	09/29/2015
2,358	09/29/2015
1,178	09/29/2015
1,178	09/29/2015

I-20

470	09/29/2015
234	09/29/2015
1,768	09/29/2015
411	09/29/2015
1,178	09/29/2015
1,178	09/29/2015
766	09/29/2015
824	09/29/2015
1,178	09/29/2015
199	09/29/2015
1,414	09/29/2015
589	09/29/2015
589	09/29/2015
470	09/29/2015
588	09/29/2015
470	09/29/2015
1,414	09/29/2015
942	09/29/2015
707	09/29/2015
824	09/29/2015
1,768	09/29/2015
352	09/29/2015
589	09/29/2015
1,178	09/29/2015
470	09/29/2015
589	09/29/2015
1,414	09/29/2015
1,414	09/29/2015
589	09/29/2015
2,358	09/29/2015
589	09/29/2015
1,768	09/29/2015
2,122	09/29/2015
164	09/29/2015
352	09/29/2015
352	09/29/2015
470	09/29/2015
1,178	09/29/2015
707	09/29/2015
1,178	09/29/2015
588	09/29/2015
352	09/29/2015
942	09/29/2015
589	09/29/2015
240	09/29/2015
293	09/29/2015
1,178	09/29/2015
293	09/29/2015
470	09/29/2015
1,178	09/29/2015
2,358	09/29/2015

I-21

589	09/29/2015
589	09/29/2015
2,358	09/29/2015
942	09/29/2015
1,061	09/29/2015
942	09/29/2015
824	09/29/2015
1,178	09/29/2015
234	09/29/2015
1,178	09/29/2015
588	09/29/2015
588	09/29/2015
707	09/29/2015
1,768	09/29/2015
589	09/29/2015
589	09/29/2015
1,414	09/29/2015
589	09/29/2015
589	09/29/2015
824	09/29/2015
1,178	09/29/2015
1,178	09/29/2015
1,768	09/29/2015
1,414	09/29/2015
588	09/29/2015
1,178	09/29/2015
589	09/29/2015
824	09/29/2015
589	09/29/2015
1,178	09/29/2015
411	09/29/2015
470	09/29/2015
1,178	09/29/2015
1,178	09/29/2015
707	09/29/2015
1,178	09/29/2015
1,178	09/29/2015
509	09/30/2015
7,384	09/30/2015
644	09/30/2015
385	09/30/2015
195	10/01/2015
659	10/01/2015
26,774	10/01/2015
665	10/01/2015
1,320	10/01/2015
1,310	10/01/2015
1,012	10/02/2015
988	10/02/2015
393	10/02/2015
392	10/02/2015

I-22

2,478	10/02/2015
588	10/05/2015
587	10/05/2015
588	10/05/2015
588	10/05/2015
355	10/05/2015
1,303	10/05/2015
584	10/05/2015
587	10/05/2015
592	10/05/2015
1,172	10/05/2015
940	10/05/2015
643	10/06/2015
617	10/06/2015
264	10/07/2015
611	10/08/2015
645	10/08/2015
1,377	10/08/2015
366	10/08/2015
178	10/08/2015
498	10/09/2015
236	10/09/2015
661	10/09/2015
839	10/09/2015
605	10/09/2015
562	10/13/2015
48	10/14/2015
1,630	10/14/2015
1,594	10/14/2015
1,453	10/15/2015
88	10/16/2015
(12)	10/19/2015
(199)	10/19/2015
(42)	10/19/2015
(136)	10/20/2015
213	10/20/2015
469	10/20/2015
295	10/20/2015
(295)	10/20/2015
(29)	10/21/2015
(45)	10/21/2015
(8)	10/21/2015
943	10/21/2015
(14)	10/21/2015
(37)	10/21/2015
(37)	10/21/2015
(27)	10/21/2015
(17)	10/21/2015
(10)	10/21/2015
490	10/23/2015
1,499	10/23/2015

I-23

55	10/26/2015
951	10/26/2015
4,292	10/29/2015
(785)	11/02/2015
254	11/03/2015
(19)	11/03/2015
1,288	11/06/2015
1,285	11/09/2015
(40)	11/09/2015
515	11/10/2015
283	11/10/2015
473	11/10/2015
831	11/10/2015
509	11/10/2015
2,092	11/10/2015
(340)	11/11/2015
966	11/11/2015
388	11/12/2015
(158)	11/17/2015
569	11/18/2015
(19)	11/18/2015
(148)	11/19/2015
(53)	11/19/2015
(37)	11/24/2015
(70)	11/24/2015
(2)	11/24/2015
865	11/25/2015
425	11/25/2015
(8)	11/30/2015
(43)	11/30/2015
(4)	11/30/2015
249	12/01/2015
844	12/02/2015
1,392	12/04/2015
(144)	12/07/2015
237	12/09/2015
205	12/09/2015
201	12/10/2015
415	12/10/2015
(20)	12/10/2015
(177)	12/10/2015
417	12/11/2015
1,538	12/14/2015
503	12/14/2015
43	12/16/2015
(98)	12/16/2015
(182)	12/17/2015
14	12/17/2015
30	12/17/2015
30	12/17/2015
15	12/17/2015

I-24

15	12/17/2015
713	12/17/2015
(1,093)	12/18/2015
95	12/18/2015
298	12/21/2015
(100)	12/21/2015
51	12/22/2015
1,494	12/22/2015
1,481	12/23/2015
93	12/23/2015
497	12/23/2015
47	12/23/2015
(124)	12/28/2015
1,132	12/29/2015
755	12/29/2015
956	12/30/2015
291	12/30/2015
56	12/31/2015
1,500	01/04/2016
(29)	01/05/2016
(29)	01/05/2016
(10)	01/05/2016
213	01/05/2016
1,070	01/05/2016
917	01/05/2016
213	01/05/2016
765	01/05/2016
929	01/05/2016
(29)	01/05/2016
(23)	01/06/2016
(25)	01/06/2016
(33)	01/06/2016
(27)	01/06/2016
(24)	01/06/2016
(28)	01/06/2016
(25)	01/06/2016
(36)	01/06/2016
(39)	01/06/2016
(90)	01/06/2016
(27)	01/06/2016
(60)	01/06/2016
(40)	01/06/2016
(67)	01/06/2016
(23)	01/06/2016
(24)	01/06/2016
(28)	01/06/2016
(24)	01/06/2016
(28)	01/06/2016
(42)	01/06/2016
(28)	01/06/2016
(24)	01/06/2016

I-25

(24)	01/06/2016
(24)	01/06/2016
95	01/07/2016
166	01/07/2016
4,410	01/11/2016
709	01/11/2016
7,070	01/11/2016
420	01/11/2016
9,172	01/11/2016
121	01/12/2016
90	01/12/2016
6,505	01/12/2016
1,071	01/12/2016
1,052	01/12/2016
1,074	01/12/2016
1,100	01/13/2016
408	01/13/2016
277	01/14/2016
657	01/14/2016
616	01/15/2016
436	01/15/2016
411	01/15/2016
697	01/15/2016
5,248	01/15/2016
(215)	01/15/2016
702	01/19/2016
(229)	01/20/2016
202	01/20/2016
380	01/20/2016
427	01/20/2016
285	01/20/2016
286	01/20/2016
666	01/20/2016
259	01/21/2016
522	01/21/2016
266	01/21/2016
153	01/21/2016
664	01/21/2016
664	01/21/2016
29	01/21/2016
670	01/22/2016
275	01/22/2016
(3)	01/22/2016
(64)	01/22/2016
658	01/25/2016
1,317	01/25/2016
3,031	01/25/2016
1,317	01/25/2016
461	01/25/2016
1,054	01/25/2016
922	01/25/2016

I-26

1,977	01/25/2016
790	01/25/2016
2,636	01/25/2016
1,317	01/25/2016
1,185	01/25/2016
2,636	01/25/2016
1,977	01/25/2016
527	01/25/2016
1,054	01/25/2016
790	01/25/2016
1,054	01/25/2016
1,845	01/25/2016
1,317	01/25/2016
1,317	01/25/2016
6,456	01/25/2016
2,636	01/25/2016
329	01/25/2016
3,953	01/25/2016
922	01/25/2016
1,317	01/25/2016
1,317	01/25/2016
1,054	01/25/2016
1,054	01/25/2016
1,317	01/25/2016
1,054	01/25/2016
1,581	01/25/2016
1,845	01/25/2016
922	01/25/2016
2,109	01/25/2016
790	01/25/2016
395	01/25/2016
658	01/25/2016
1,054	01/25/2016
1,317	01/25/2016
658	01/25/2016
2,109	01/25/2016
2,636	01/25/2016
1,317	01/25/2016
1,317	01/25/2016
1,977	01/25/2016
197	01/25/2016
1,317	01/25/2016
1,317	01/25/2016
263	01/25/2016
3,953	01/25/2016
1,449	01/25/2016
1,317	01/25/2016
1,977	01/25/2016
790	01/25/2016
1,054	01/25/2016
210	01/25/2016

I-27

658	01/25/2016
1,317	01/25/2016
658	01/25/2016
2,636	01/25/2016
1,712	01/25/2016
1,054	01/25/2016
1,581	01/25/2016
1,317	01/25/2016
527	01/25/2016
1,317	01/25/2016
1,054	01/25/2016
922	01/25/2016
3,953	01/25/2016
1,317	01/25/2016
1,317	01/25/2016
263	01/25/2016
527	01/25/2016
3,031	01/25/2016
4,744	01/25/2016
1,054	01/25/2016
1,054	01/25/2016
1,712	01/25/2016
1,277	01/25/2016
1,581	01/25/2016
1,317	01/25/2016
1,317	01/25/2016
1,054	01/25/2016
922	01/25/2016
2,240	01/25/2016
790	01/25/2016
1,712	01/25/2016
1,449	01/25/2016
1,317	01/25/2016
1,054	01/25/2016
1,581	01/25/2016
856	01/25/2016
1,054	01/25/2016
848	01/26/2016
1,381	01/26/2016
271	01/26/2016
413	01/26/2016
960	01/26/2016
968	01/26/2016
816	01/26/2016
275	01/26/2016
282	01/26/2016
1,370	01/26/2016
351	01/26/2016
958	01/26/2016
272	01/26/2016
1,253	01/26/2016

I-28

(168)	01/26/2016
698	01/27/2016
1,257	01/27/2016
279	01/27/2016
146	01/27/2016
977	01/27/2016
1,396	01/27/2016
1,117	01/27/2016
139	01/27/2016
167	01/27/2016
419	01/27/2016
558	01/27/2016
1,117	01/27/2016
1,187	01/27/2016
418	01/27/2016
41	01/27/2016
699	01/27/2016
7,262	01/27/2016
1,397	01/27/2016
279	01/27/2016
280	01/27/2016
559	01/27/2016
279	01/27/2016
698	01/27/2016
1,396	01/27/2016
838	01/27/2016
902	01/28/2016
1,517	01/28/2016
1,493	01/28/2016
65	01/28/2016
42	01/28/2016
447	01/28/2016
145	01/29/2016
988	02/01/2016
6,579	02/01/2016
6,590	02/01/2016
488	02/01/2016
1,501	02/01/2016
3,095	02/01/2016
1,538	02/01/2016
3,279	02/01/2016
1,702	02/01/2016
1,547	02/01/2016
1,393	02/01/2016
897	02/01/2016
1,702	02/01/2016
3,306	02/01/2016
2,244	02/01/2016
2,321	02/01/2016
1,385	02/01/2016
5,758	02/01/2016

I-29

1,083	02/01/2016
1,083	02/01/2016
2,321	02/01/2016
1,547	02/01/2016
3,893	02/01/2016
734	02/01/2016
1,547	02/01/2016
3,095	02/01/2016
773	02/01/2016
1,547	02/01/2016
1,547	02/01/2016
1,547	02/01/2016
1,083	02/01/2016
766	02/01/2016
1,538	02/01/2016
244	02/01/2016
2,167	02/01/2016
619	02/01/2016
1,645	02/01/2016
1,547	02/01/2016
8,237	02/01/2016
3,869	02/01/2016
154	02/01/2016
1,547	02/01/2016
773	02/01/2016
1,547	02/01/2016
541	02/01/2016
1,014	02/01/2016
1,006	02/01/2016
696	02/01/2016
386	02/01/2016
1,547	02/01/2016
2,321	02/01/2016
1,547	02/01/2016
1,547	02/01/2016
1,547	02/01/2016
1,547	02/01/2016
773	02/01/2016
541	02/01/2016
1,084	02/01/2016
4,643	02/01/2016
820	02/01/2016
1,702	02/01/2016
1,084	02/01/2016
1,083	02/01/2016
1,084	02/01/2016
1,634	02/01/2016
650	02/01/2016
928	02/01/2016
773	02/01/2016
232	02/01/2016

I-30

1,547	02/01/2016
464	02/01/2016
2,321	02/01/2016
619	02/01/2016
1,547	02/01/2016
2,321	02/01/2016
1,012	02/01/2016
247	02/01/2016
2,321	02/01/2016
340	02/01/2016
(100)	02/02/2016
1,647	02/02/2016
2,487	02/02/2016
2,180	02/02/2016
3,274	02/02/2016
1,130	02/02/2016
1,292	02/02/2016
1,001	02/02/2016
969	02/02/2016
1,130	02/02/2016
1,130	02/02/2016
1,292	02/02/2016
1,292	02/02/2016
646	02/02/2016
1,324	02/02/2016
1,324	02/02/2016
1,647	02/02/2016
2,455	02/02/2016
840	02/02/2016
1,518	02/02/2016
1,615	02/02/2016
1,615	02/02/2016
1,130	02/02/2016
1,631	02/02/2016
1,583	02/02/2016
2,423	02/02/2016
1,292	02/02/2016
1,647	02/02/2016
807	02/02/2016
322	02/02/2016
1,615	02/02/2016
241	02/02/2016
1,147	02/02/2016
2,261	02/02/2016
1,292	02/02/2016
1,615	02/02/2016
1,130	02/02/2016
3,231	02/02/2016
807	02/02/2016
2,423	02/02/2016
1,534	02/02/2016

I-31

775	02/02/2016
1,615	02/02/2016
1,647	02/02/2016
1,130	02/02/2016
1,615	02/02/2016
807	02/02/2016
1,647	02/02/2016
829	02/02/2016
1,615	02/02/2016
1,938	02/02/2016
807	02/02/2016
969	02/02/2016
565	02/02/2016
1,292	02/02/2016
807	02/02/2016
258	02/02/2016
1,615	02/02/2016
1,292	02/02/2016
1,616	02/02/2016
323	02/02/2016
1,615	02/02/2016
565	02/02/2016
1,292	02/02/2016
807	02/02/2016
1,131	02/02/2016
1,292	02/02/2016
403	02/02/2016
1,615	02/02/2016
613	02/02/2016
1,615	02/02/2016
1,131	02/02/2016
177	02/02/2016
484	02/02/2016
1,615	02/02/2016
1,292	02/02/2016
1,211	02/02/2016
3,069	02/02/2016
1,131	02/02/2016
1,292	02/02/2016
468	02/02/2016
323	02/02/2016
1,292	02/02/2016
1,292	02/02/2016
1,131	02/02/2016
807	02/02/2016
371	02/02/2016
4,038	02/02/2016
1,292	02/02/2016
646	02/02/2016
1,292	02/02/2016
1,615	02/02/2016

I-32

2,907	02/02/2016
484	02/02/2016
646	02/02/2016
3,877	02/02/2016
807	02/02/2016
2,423	02/02/2016
2,423	02/02/2016
1,534	02/02/2016
613	02/02/2016
1,292	02/02/2016
(145)	02/02/2016
1,131	02/02/2016
807	02/02/2016
2,423	02/02/2016
1,615	02/02/2016
1,200	02/02/2016
1,615	02/02/2016
2,423	02/02/2016
2,423	02/02/2016
2,423	02/02/2016
1,615	02/02/2016
533	02/02/2016
738	02/03/2016
1,149	02/03/2016
114	02/03/2016
821	02/03/2016
821	02/03/2016
492	02/03/2016
657	02/03/2016
722	02/03/2016
492	02/03/2016
656	02/03/2016
1,149	02/03/2016
1,313	02/03/2016
820	02/03/2016
820	02/03/2016
164	02/03/2016
165	02/03/2016
1,477	02/03/2016
820	02/03/2016
1,149	02/03/2016
820	02/03/2016
657	02/03/2016
1,149	02/03/2016
328	02/03/2016
1,149	02/03/2016
1,149	02/03/2016
738	02/03/2016
164	02/03/2016
164	02/03/2016
492	02/03/2016

I-33

1,477	02/03/2016
738	02/03/2016
295	02/03/2016
1,149	02/03/2016
1,149	02/03/2016
1,149	02/03/2016
656	02/03/2016
1,149	02/03/2016
820	02/03/2016
1,068	02/03/2016
164	02/03/2016
1,313	02/03/2016
560	02/03/2016
820	02/03/2016
1,149	02/03/2016
985	02/03/2016
164	02/03/2016
820	02/03/2016
230	02/04/2016
(101)	02/04/2016
610	02/04/2016
610	02/04/2016
1,069	02/04/2016
152	02/04/2016
1,069	02/04/2016
1,069	02/04/2016
412	02/04/2016
1,068	02/04/2016
1,069	02/04/2016
1,069	02/04/2016
1,222	02/04/2016
458	02/04/2016
244	02/04/2016
917	02/04/2016
764	02/04/2016
1,069	02/04/2016
1,526	02/04/2016
183	02/04/2016
1,068	02/04/2016
152	02/04/2016
763	02/04/2016
160	02/05/2016
71	02/05/2016
1,114	02/05/2016
955	02/05/2016
477	02/05/2016
2,070	02/05/2016
318	02/05/2016
796	02/05/2016
796	02/05/2016
636	02/05/2016

I-34

637	02/05/2016
1,115	02/05/2016
1,114	02/05/2016
636	02/05/2016
636	02/05/2016
1,114	02/05/2016
461	02/05/2016
797	02/05/2016
105	02/05/2016
797	02/05/2016
797	02/05/2016
637	02/05/2016
1,114	02/05/2016
319	02/05/2016
797	02/05/2016
478	02/05/2016
637	02/05/2016
1,036	02/05/2016
318	02/05/2016
478	02/05/2016
526	02/05/2016
636	02/05/2016
636	02/05/2016
319	02/05/2016
797	02/05/2016
1,273	02/05/2016
956	02/05/2016
956	02/05/2016
318	02/05/2016
1,593	02/05/2016
797	02/05/2016
1,114	02/05/2016
1,114	02/05/2016
796	02/05/2016
79	02/05/2016
838	02/08/2016
838	02/08/2016
419	02/08/2016
167	02/08/2016
336	02/08/2016
452	02/08/2016
1,005	02/08/2016
670	02/08/2016
335	02/08/2016
1,173	02/08/2016
670	02/08/2016
336	02/08/2016
503	02/08/2016
336	02/08/2016
167	02/08/2016
838	02/08/2016

I-35

336	02/08/2016
167	02/08/2016
201	02/08/2016
1,005	02/08/2016
335	02/08/2016
670	02/08/2016
335	02/08/2016
1,005	02/08/2016
668	02/08/2016
838	02/08/2016
838	02/08/2016
737	02/08/2016
335	02/08/2016
167	02/08/2016
1,340	02/08/2016
837	02/08/2016
828	02/08/2016
921	02/08/2016
167	02/08/2016
502	02/08/2016
670	02/08/2016
167	02/08/2016
167	02/08/2016
335	02/08/2016
335	02/08/2016
670	02/08/2016
167	02/08/2016
167	02/08/2016
502	02/08/2016
336	02/08/2016
335	02/08/2016
837	02/08/2016
167	02/08/2016
833	02/09/2016
667	02/09/2016
866	02/09/2016
6,766	02/09/2016
1,667	02/09/2016
1,667	02/09/2016
1,500	02/09/2016
12,833	02/09/2016
3,333	02/09/2016
1,166	02/09/2016
14,634	02/09/2016
7,253	02/09/2016
8,416	02/09/2016
10,450	02/09/2016
333	02/09/2016
167	02/09/2016
167	02/09/2016
167	02/09/2016

I-36

333	02/09/2016
6,433	02/09/2016
31	02/10/2016
(188)	02/10/2016
791	02/12/2016
1,548	02/12/2016
313	02/12/2016
784	02/12/2016
(628)	02/16/2016
(476)	02/16/2016
(377)	02/16/2016
44	02/16/2016
(463)	02/16/2016
(545)	02/16/2016
(2)	02/17/2016
(244)	02/17/2016
3,361	02/17/2016
(42)	02/17/2016
(41)	02/17/2016
(200)	02/17/2016
335	02/17/2016
448	02/17/2016
724	02/17/2016
1,193	02/18/2016
597	02/18/2016
1,276	02/19/2016
(204)	02/22/2016
634	02/22/2016
460	02/24/2016
579	02/24/2016
(139)	02/24/2016
(137)	02/25/2016
1,185	02/25/2016
12	02/25/2016
1,186	02/25/2016
(377)	02/26/2016
(476)	02/26/2016
98	03/02/2016
58	03/02/2016
2,027	03/02/2016
324	03/03/2016
165	03/03/2016
1,000	03/03/2016
(284)	03/04/2016
1,311	03/04/2016
5,642	03/04/2016
559	03/04/2016
(355)	03/07/2016
(448)	03/07/2016
(377)	03/08/2016
(476)	03/08/2016

I-37

1,869	03/09/2016
1,608	03/10/2016
1,035	03/11/2016
455	03/14/2016
3,737	03/14/2016
2,533	03/15/2016
900	03/15/2016
327	03/15/2016
1,650	03/16/2016
5,691	03/16/2016
1,058	03/17/2016
959	03/17/2016
(278)	03/17/2016
(270)	03/18/2016
1,785	03/18/2016
119	03/21/2016
160	03/21/2016
322	03/22/2016
314	03/22/2016
799	03/23/2016
2,392	03/23/2016
(324)	03/23/2016
(163)	03/24/2016
(65)	03/24/2016
(47)	03/28/2016
(153)	03/28/2016
1,427	03/29/2016
429	03/29/2016
851	03/29/2016
(397)	03/31/2016
(580)	04/01/2016
770	04/01/2016
(770)	04/01/2016
(34)	04/04/2016
(63)	04/04/2016
803	04/04/2016
(20)	04/04/2016
(35)	04/04/2016
(30)	04/04/2016
(88)	04/04/2016
792	04/04/2016
(22)	04/04/2016
(62)	04/04/2016
425	04/04/2016
(60)	04/04/2016
(24)	04/04/2016
(30)	04/04/2016
(24)	04/04/2016
(24)	04/04/2016
(41)	04/04/2016
(24)	04/04/2016

I-38

(22)	04/04/2016
(27)	04/04/2016
(13)	04/04/2016
665	04/06/2016
663	04/06/2016
206	04/11/2016
399	04/13/2016
261	04/13/2016
261	04/13/2016
(65)	04/14/2016
(42)	04/14/2016
489	04/14/2016
3,386	04/18/2016
554	04/18/2016
(356)	04/18/2016
(135)	04/18/2016
(177)	04/18/2016
74	04/19/2016
(183)	04/20/2016
608	04/20/2016
561	04/20/2016
8,361	04/20/2016
20	04/21/2016
23	04/21/2016
1,701	04/22/2016
(53)	04/25/2016
(100)	04/25/2016
(111)	04/25/2016
(129)	04/26/2016
(2,142)	04/28/2016
(159)	04/28/2016
(10)	04/28/2016
4,471	04/29/2016
(8)	04/29/2016
417	05/02/2016
(476)	05/03/2016
424	05/03/2016
498	05/04/2016
260	05/05/2016
652	05/05/2016
42	05/09/2016
69	05/09/2016
(2,214)	05/10/2016
651	05/11/2016
262	05/11/2016
(292)	05/11/2016
42	05/12/2016
1,192	05/13/2016
474	05/13/2016
1,181	05/13/2016
1,188	05/13/2016

I-39

802	05/16/2016
324	05/16/2016
566	05/17/2016
(185)	05/17/2016
(171)	05/23/2016
(59)	05/25/2016
214	05/25/2016
(102)	05/25/2016
(165)	05/26/2016
(802)	06/01/2016
(130)	06/01/2016
25	06/16/2016
739	06/16/2016
1,400	06/16/2016
1,226	06/16/2016
248	06/16/2016
249	06/16/2016
613	06/16/2016
588	06/17/2016
(195)	06/17/2016
(193)	06/20/2016
2,782	06/23/2016
(85)	06/27/2016
268	06/27/2016
(137)	06/27/2016
4,184	06/28/2016
649	06/30/2016
393	06/30/2016
1,284	06/30/2016
155	07/01/2016
(343)	07/06/2016
1,290	07/07/2016
1,232	07/11/2016
182	07/12/2016
250	07/14/2016
272	07/15/2016
29	07/19/2016
522	07/19/2016
654	07/19/2016
(203)	07/19/2016
(6)	07/21/2016
(185)	07/21/2016
1,250	07/21/2016
(40)	07/25/2016
(128)	07/26/2016
24	07/27/2016
122	07/27/2016
122	07/27/2016
(1,030)	07/28/2016
(54)	07/29/2016
(3)	08/01/2016

I-40

1,421	08/01/2016
3,277	08/02/2016
1,026	08/03/2016
1,026	08/04/2016
2,000	08/08/2016
2,000	08/08/2016
2,000	08/08/2016
840	08/09/2016
428	08/09/2016
402	08/09/2016
421	08/09/2016
325	08/09/2016
1,395	08/10/2016
500	08/10/2016
337	08/10/2016
839	08/10/2016
(385)	08/11/2016
1,368	08/12/2016
273	08/12/2016
546	08/12/2016
1,648	08/12/2016
424	08/12/2016
40	08/15/2016
(852)	08/16/2016
(40)	08/16/2016
(222)	08/17/2016
2,022	08/18/2016
1,361	08/18/2016
(225)	08/22/2016
1,108	08/22/2016
(547)	08/23/2016
(448)	08/23/2016
413	08/23/2016
930	08/24/2016
252	08/25/2016
476	08/25/2016
24	08/26/2016
24	08/26/2016
24	08/26/2016
17	08/26/2016
17	08/26/2016
17	08/26/2016
842	08/26/2016
842	08/26/2016
842	08/26/2016
(141)	08/26/2016
842	08/26/2016
17	08/26/2016
24	08/26/2016
(17)	08/26/2016
(24)	08/26/2016

I-41

(842)	08/26/2016
(63)	08/29/2016
(7)	08/29/2016
95	08/30/2016
104	09/01/2016
696	09/01/2016
1,188	09/02/2016
11,807	09/02/2016
760	09/06/2016
700	09/08/2016
420	09/08/2016
282	09/08/2016
1,412	09/12/2016
1,412	09/12/2016
716	09/13/2016
1,451	09/13/2016
734	09/14/2016
1,479	09/14/2016
125	09/16/2016
7,901	09/16/2016
729	09/16/2016
1,182	09/16/2016
7,901	09/16/2016
7,901	09/16/2016
9,051	09/19/2016
(234)	09/19/2016
(235)	09/20/2016
729	09/20/2016
144	09/20/2016
144	09/20/2016
140	09/20/2016
144	09/20/2016
140	09/20/2016
1,395	09/21/2016
596	09/23/2016
750	09/23/2016
900	09/23/2016
1,567	09/26/2016
(152)	09/26/2016
13,188	09/27/2016
13,188	09/27/2016
(45)	09/28/2016
44	09/28/2016
3,035	09/28/2016
1,049	09/29/2016
522	09/29/2016
(20)	10/03/2016
(100)	10/03/2016
(12)	10/04/2016
28,800	10/04/2016
28,800	10/04/2016

I-42

80	10/05/2016
49	10/05/2016
671	10/05/2016
298	10/06/2016
298	10/06/2016
(671)	10/06/2016
740	10/07/2016
295	10/07/2016
147	10/10/2016
(73)	10/10/2016
233	10/10/2016
725	10/10/2016
2,000	10/11/2016
150	10/11/2016
(5)	10/12/2016
11,756	10/12/2016
(68)	10/12/2016
992	10/12/2016
778	10/12/2016
(46)	10/14/2016
822	10/14/2016
809	10/14/2016
(26)	10/17/2016
5,587	10/17/2016
228	10/17/2016
629	10/17/2016
(267)	10/17/2016
1,727	10/18/2016
510	10/18/2016
699	10/18/2016
173	10/18/2016
(31)	10/18/2016
824	10/19/2016
164	10/19/2016
84	10/19/2016
126	10/19/2016
(29)	10/19/2016
346	10/19/2016
13,605	10/19/2016
(165)	10/20/2016
100	10/20/2016
167	10/20/2016
33,615	10/20/2016
2,385	10/21/2016
94	10/24/2016
328	10/24/2016
94	10/24/2016
2,465	10/24/2016
(89)	10/25/2016
840	10/25/2016
1,685	10/25/2016

I-43

678	10/25/2016
340	10/25/2016
140	10/26/2016
412	10/26/2016
864	10/26/2016
(170)	10/26/2016
147	10/27/2016
176	10/27/2016
703	10/27/2016
876	10/27/2016
172	10/27/2016
219	10/28/2016
216	10/28/2016
61	10/28/2016
(15)	10/31/2016
900	10/31/2016
(985)	10/31/2016
363	10/31/2016
4,307	11/01/2016
353	11/02/2016
880	11/02/2016
861	11/02/2016
320	11/02/2016
172	11/02/2016
85	11/02/2016
2,683	11/03/2016
859	11/07/2016
877	11/07/2016
873	11/07/2016
865	11/07/2016
1,766	11/08/2016
2,183	11/08/2016
2,217	11/08/2016
27	11/08/2016
22	11/08/2016
237	11/08/2016
1,000	11/08/2016
722	11/08/2016
719	11/08/2016
713	11/08/2016
547	11/08/2016
715	11/08/2016
21,740	11/08/2016
(84)	11/09/2016
485	11/09/2016
382	11/10/2016
1,923	11/10/2016
1,980	11/10/2016
1,501	11/10/2016
586	11/10/2016
21	11/14/2016

I-44

14	11/14/2016
2,277	11/14/2016
2,281	11/14/2016
2,608	11/14/2016
35	11/14/2016
442	11/15/2016
481	11/17/2016
400	11/17/2016
433	11/17/2016
486	11/17/2016
482	11/17/2016
(258)	11/17/2016
(195)	11/18/2016
18	11/21/2016
(315)	11/22/2016
2,349	11/23/2016
(32)	11/23/2016
(15)	11/28/2016
(156)	11/28/2016
(68)	11/28/2016
341	11/28/2016
(384)	11/29/2016
766	11/30/2016
767	11/30/2016
767	11/30/2016
(160)	12/02/2016
(246)	12/06/2016
(226)	12/06/2016
128	12/09/2016
34	12/13/2016
31	12/13/2016
451	12/15/2016
(12)	12/19/2016
(51)	12/19/2016
(206)	12/20/2016
300	12/20/2016
764	12/21/2016
(74)	12/21/2016
1,592	12/21/2016
955	12/21/2016
(14)	12/22/2016
140	12/22/2016
30	12/23/2016
759	12/23/2016
(46)	12/23/2016
(71)	12/23/2016
940	12/28/2016
789	12/28/2016
64	12/29/2016
58	12/29/2016
2,137	12/30/2016

I-45

(448)	01/03/2017
303	01/05/2017
759	01/05/2017
893	01/06/2017
155	01/09/2017
155	01/09/2017
(285)	01/13/2017
833	01/17/2017
518	01/17/2017
(1,090)	01/17/2017
(93)	01/17/2017
347	01/18/2017
696	01/18/2017
523	01/19/2017
853	01/19/2017
901	01/20/2017
450	01/20/2017
179	01/20/2017
906	01/20/2017
662	01/23/2017
1,521	01/23/2017
387	01/24/2017
388	01/24/2017
(1,615)	01/25/2017
306	01/25/2017
401	01/25/2017
73	01/25/2017
361	01/26/2017
474	01/26/2017
474	01/26/2017
(227)	01/27/2017
912	01/27/2017
272	01/27/2017
275	01/27/2017
931	01/30/2017
186	01/30/2017
100	01/30/2017
1,013	01/30/2017
362	01/30/2017
(80)	01/30/2017
235	01/31/2017
528	01/31/2017
175	01/31/2017
182	01/31/2017
1,000	01/31/2017
5,102	02/01/2017
(270)	02/03/2017
4,166	02/03/2017
3,305	02/03/2017
58	02/03/2017
880	02/03/2017

I-46

800	02/03/2017
339	02/03/2017
7,335	02/03/2017
1,661	02/06/2017
1,000	02/06/2017
(200)	02/06/2017
327	02/07/2017
2,258	02/07/2017
812	02/08/2017
164	02/08/2017
(287)	02/09/2017
154	02/09/2017
159	02/09/2017
339	02/10/2017
95	02/10/2017
48	02/10/2017
370	02/10/2017
170	02/10/2017
845	02/10/2017
84	02/10/2017
259	02/10/2017
338	02/13/2017
1,449	03/03/2017
808	03/03/2017
521	03/03/2017
76	03/03/2017
76	03/03/2017
252	03/03/2017
252	03/03/2017
(366)	03/03/2017
(84)	03/03/2017
(75)	03/03/2017
(75)	03/03/2017
(150)	03/03/2017
(147)	03/03/2017
(622)	03/06/2017
(1,225)	03/06/2017
(1,964)	03/06/2017
(311)	03/07/2017
(2,188)	03/07/2017
(295)	03/09/2017
923	03/13/2017
(923)	03/13/2017
(2,078)	03/13/2017
(4,448)	03/14/2017
1,407	03/16/2017
(1,931)	03/17/2017
(458)#	03/20/2017
876	03/22/2017

I-47

876	03/22/2017
451	03/23/2017
1,351	03/23/2017
166	03/24/2017
(5,780)#	03/24/2017
795	03/27/2017
677	03/28/2017
(2,479)#	03/28/2017
(42)	03/29/2017
1,000	03/31/2017
(290)	03/31/2017
1,626	04/03/2017
(23)	04/03/2017
(222)	04/04/2017
(159)	04/04/2017
781	04/05/2017
(17)	04/05/2017
(6,473)	04/06/2017
(553)	04/06/2017
472	04/07/2017
470	04/10/2017

160	04/12/2017

RBI Private Investment I, LLC

Shares of Common Stock Purchased	Date of Purchase

15,503	09/26/2016
13,188	09/27/2016
13,500	09/30/2016
74,000	10/03/2016
28,800	10/04/2016
19,850	10/07/2016

RBI Private Investment iI, LLC

Shares of Common Stock Purchased	Date of Purchase

8,726	03/21/2017
21,076	03/22/2017

RICHMOND BROTHERS 401(k) PROFIT SHARING Plan

Shares of Common Stock Purchased/(Sold)	Date of Purchase/Sale

165	05/04/2015
187	05/04/2015
559	05/04/2015
122	08/24/2015
57	09/29/2015
187	09/29/2015
112	10/13/2015
70	01/05/2016
105	01/05/2016
73	01/06/2016

# Relationship with separately managed account terminated.

I-48

99	01/06/2016
248	01/06/2016
113	01/06/2016
22	01/21/2016
69	01/21/2016
68	01/21/2016
120	01/21/2016
96	01/21/2016
132	01/21/2016
21	02/03/2016
32	02/03/2016
99	02/03/2016
82	02/03/2016
707	02/05/2016
816	02/05/2016
126	02/09/2016
188	02/09/2016
167	02/09/2016
100	02/10/2016
38	05/09/2016
39	05/09/2016
256	05/24/2016
256	05/24/2016
50	07/27/2016
48	07/27/2016
87	08/08/2016
87	08/08/2016
87	08/08/2016
107	08/08/2016
107	08/08/2016
107	08/08/2016
1,455	08/26/2016
306	08/26/2016
306	08/26/2016
712	08/26/2016
213	08/26/2016
1,455	08/26/2016
29	08/26/2016
50	08/26/2016
58	08/26/2016
30	08/26/2016
641	08/26/2016
298	08/26/2016
298	08/26/2016
49	08/26/2016
120	08/26/2016
7	09/02/2016
1	09/02/2016
2	09/02/2016
(590)	12/14/2016
247	01/23/2017

I-49

248	01/23/2017
267	01/23/2017
268	01/23/2017
123	02/09/2017
152	02/09/2017
1,105	02/13/2017
2,338	02/13/2017
7,408	03/21/2017

DavID S. Richmond

Shares of Common Stock Purchased/(Sold)	Date of Purchase/Sale

63(1)	10/02/2015
7(2)	10/02/2015
(34)	11/24/2015
(56)	12/19/2016

matthew J. curfman

Shares of Common Stock Purchased	Date of Purchase

812(3)	02/05/2016
4,315(3)	02/05/2016
38	02/10/2016

NORMAN J. RAVICH IRREVOCABLE TRUST

Shares of Common Stock Purchased	Date of Purchase

2,400	01/13/2016
1,000	01/14/2016

NORMAN AND SALLY RAVICH FAMILY TRUST

Call Options Purchased	Call Option Strike Price ($)	Call Option Expiration	Date of Purchase

85	7.00	05/19/2017	10/18/2016
100	6.00	05/19/2017	10/19/2016
200	7.00	02/17/2017	10/26/2016

(1) Represents shares purchased by Mr. Richmond’s daughter.

(2) Represents shares purchased by Mr. Richmond’s son.

(3) Represents shares purchased by Mr. Curfman’s spouse.

I-50

MARK H. RAVICH

Shares of Common Stock Purchased	Date of Purchase

2,150	05/01/2015
1,100	05/01/2015
750	05/01/2015
890	05/01/2015
5,000	05/18/2015
10,000	08/24/2015
1,600	01/07/2016
5,000	01/08/2016
5,000	01/15/2016
5,000	01/20/2016
5,000	01/28/2016
5,000	01/29/2016
4,118	02/02/2016
200	02/25/2016
500	07/15/2016
1,700	07/20/2016
1,700	08/09/2016
340	08/09/2016
350	08/09/2016
2,300	08/17/2016
200	09/09/2016
200	10/14/2016
190	10/14/2016
1,850	11/02/2016
1,700	11/02/2016
5,000(4)	11/21/2016
850	01/13/2017
470	02/09/2017

Call Options Purchased/(Sold)	Call Option Strike Price ($)	Call Option Expiration	Date of Purchase/Sale

100	11.00	08/21/2015	04/30/2015
100	12.00	01/15/2016	04/30/2015
(50)	9.00	05/15/2015	05/15/2015
(50)	9.00	05/15/2015	05/18/2015
(50)	9.00	05/15/2015	05/18/2015
50	11.00	02/19/2016	09/21/2015
50	11.00	01/15/2016	09/21/2015
10	12.00	05/20/2016	12/11/2015
50	10.00	05/20/2016	12/11/2015
100	8.00	08/19/2016	02/02/2016
100	7.00	08/19/2016	02/02/2016

(4) Represents shares purchased in connection with the exercise of certain call options by Mr. Ravich.

I-51

100	5.00	08/19/2016	02/03/2016
100	5.00	08/19/2016	02/03/2016
50	5.00	08/19/2016	02/03/2016
50	7.00	08/19/2016	02/05/2016
50	5.00	08/19/2016	02/08/2016
100	5.00	08/19/2016	02/08/2016
100	9.00	08/19/2016	03/15/2016
100	8.00	08/19/2016	03/17/2016
100	8.00	08/19/2016	03/17/2016
100	9.00	08/19/2016	03/17/2016
100	5.00	11/18/2016	04/11/2016
150	5.00	11/18/2016	04/13/2016
100	6.00	11/18/2016	07/21/2016
(100)	5.00	11/18/2016	07/22/2016
(100)	5.00	11/18/2016	07/22/2016
100	6.00	11/18/2016	07/22/2016
100	6.00	11/18/2016	07/22/2016
100	7.00	11/18/2016	07/25/2016
(68)	5.00	08/19/2016	07/26/2016
(17)	5.00	08/19/2016	07/28/2016
(83)	5.00	08/19/2016	07/29/2016
100	10.00	11/18/2016	08/08/2016
100	9.00	11/18/2016	08/08/2016
100	8.00	11/18/2016	08/08/2016
100	9.00	11/18/2016	08/09/2016
100	9.00	11/18/2016	08/09/2016
100	8.00	11/18/2016	08/09/2016
(200)	7.00	08/19/2016	08/18/2016
100	7.00	05/19/2017	10/17/2016
100	6.00	05/19/2017	10/17/2016
200	8.00	02/17/2017	10/18/2016
200	8.00	05/19/2017	10/18/2016
200	6.00	05/19/2017	10/18/2016
100	7.00	05/19/2017	10/19/2016
400	9.00	02/17/2017	11/01/2016
(65)	6.00	11/18/2016	11/16/2016
(150)	5.00	11/18/2016	11/17/2016
(100)	6.00	11/18/2016	11/18/2016
(135)	6.00	11/18/2016	11/18/2016
(50)	5.00	11/18/2016	11/21/2016

I-52

SCHEDULE II

The following table is reprinted from the definitive proxy statement filed by Rockwell Medical, Inc. with the Securities and Exchange Commission on [_____], 2017.

[ ]

II-1

IMPORTANT

Tell the Board what you think! Your vote is important. No matter how few shares of Common Stock you own, please give Richmond Brothers your proxy FOR the election of the Nominee and in accordance with Richmond Brothers’ recommendations on the other proposals on the agenda for the Annual Meeting by taking three steps:

•	SIGNING the enclosed BLUE proxy card;
•	DATING the enclosed BLUE proxy card; and
•	MAILING the enclosed BLUE proxy card TODAY in the envelope provided (no postage is required if mailed in the United States).

If any of your shares of Common Stock are held in the name of a brokerage firm, bank, bank nominee or other institution, only it can vote such shares of Common Stock and only upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed BLUE voting form.

If you have any questions or require any additional information concerning this Proxy Statement, please contact Saratoga at the address set forth below.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Richmond Brothers’ proxy materials,

please contact Saratoga at the phone numbers listed below.

Shareholders call toll free at (888) 368-0379

Email: info@saratogaproxy.com

PRELIMINARY COPY SUBJECT TO COMPLETION
DATED APRIL 17, 2017

ROCKWELL MEDICAL, INC.

2017 ANNUAL MEETING OF SHAREHOLDERS

THIS PROXY IS SOLICITED ON BEHALF OF RICHMOND BROTHERS, INC., MARK H. RAVICH AND THE OTHER PARTICIPANTS IN THEIR PROXY SOLICITATION

THE BOARD OF DIRECTORS OF ROCKWELL MEDICAL, INC.
IS NOT SOLICITING THIS PROXY

P R O X Y

The undersigned appoints David S. Richmond, Mark. H. Ravich and [___], and each of them, attorneys and agents with full power of substitution to vote all shares of common stock of Rockwell Medical, Inc. (the “Company”) which the undersigned would be entitled to vote if personally present at the 2017 Annual Meeting of Shareholders of the Company scheduled to be held at [_________], on [________], 2017 at [_:__ _.m., local time] (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of common stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Richmond Brothers, Inc. and Mark H. Ravich (together, “Richmond Brothers”) a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “AGAINST” PROPOSAL 2, “ONE YEAR” ON PROPOSAL 3, “AGAINST” PROPOSAL 4 AND “FOR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Richmond Brothers’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

RICHMOND BROTHERS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEE LISTED BELOW IN PROPOSAL 1, AGAINST PROPOSAL 2, ONE YEAR ON PROPOSAL 3, AND AGAINST PROPOSAL 4. RICHMOND BROTHERS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSAL 5.

1.	Richmond Brothers’ proposal to elect Mark H. Ravich as a Class II director of the Company to serve until the 2020 annual meeting of shareholders.
		FOR NOMINEE	WITHHOLD AUTHORITY TO VOTE FOR NOMINEE
Nominee:	Mark H. Ravich	☐	☐

Richmond Brothers does not expect that its nominee will be unable to stand for election, but, in the event that its nominee is unable to serve or for good cause will not serve, the shares of common stock represented by this proxy card will be voted for a substitute nominee, to the extent this is not prohibited under the Bylaws and applicable law. In addition, Richmond Brothers has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to the Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of common stock represented by this proxy card will be voted for such substitute nominee.

2.	Company’s proposal to approve, on a non-binding advisory basis, the compensation of the Company’s named executive officers.
☐	FOR	☐	AGAINST	☐	ABSTAIN

3.	Company’s proposal to approve, on a non-binding advisory basis, the frequency of shareholder advisory votes on the compensation of the Company’s named executive officers.
☐	ONE YEAR	☐	TWO YEARS	☐	THREE YEARS	☐	ABSTAIN

4.	Company’s proposal to approve the Company’s 2017 Long Term Incentive Plan.
☐	FOR	☐	AGAINST	☐	ABSTAIN

5.	Company’s proposal to ratify the selection of Plante & Moran, PLLC as the Company’s independent registered public accounting firm for 2017.
☐	FOR	☐	AGAINST	☐	ABSTAIN

BLUE PROXY CARD

DATED: ____________________________

____________________________________
(Signature)

____________________________________
(Signature, if held jointly)

____________________________________
(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.